Execution Copy

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB/A
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

SHERRITT INTERNATIONAL CORPORATION
(Name of Subject Company)

New Brunswick, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Sherritt International Corporation
(Name of Person(s) Furnishing Form)

6% Convertible Unsecured Subordinated Debentures due December 15, 2006
(Title of Class of Securities)

823901 AA 1
(CUSIP Number of Class of Securities (if applicable))

Samuel W. Ingram
Sherritt International Corporation
1133 Yonge Street
Toronto, Ontario
Canada M4T 2Y7
(416) 924-4551
(Name, address (including zip code) and telephone number (including area code) of Person(s) authorized to Receive Notices and Communications on Behalf of the Subject Company)

Copies to:

James J. Junewicz, Esq.	**Geoffrey Creighton, Esq.**
Mayer, Brown, Rowe & Maw, LLP	**Torys LLP**
190 S. LaSalle Street	**79 Wellington Street West, Suite 3000**
Chicago, Illinois 60603	**Box 270, TD Centre**
(312) 701-7032	**Toronto, Ontario, Canada M5K 1N2**
	(416) 865-7500

October 29, 2003
(Date Tender Offer/Rights Offering Commenced)

Page 1 of 65

Exhibit Index appears on page 2

PART I
INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Document 1: Offer to Exchange by Sherritt International Corporation and accompanying Circular (the "Company" or "Sherritt"), dated October 29, 2003*

Item 2. Informational Legends

See "Information for U.S. Debentureholders".*

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit 1. the Company's annual information form dated March 31, 2003;*

Exhibit 2. the audited comparative consolidated financial statements of the Company and the notes thereto as at and for the years ended December 31, 2002 and 2001, together with the report of the auditors thereon, found at pages 35 through 56 of the 2002 annual report of Sherritt;*

Exhibit 3. management's discussion and analysis of financial condition and results of operations of the Company for the financial year ended December 31, 2002, found at pages 7 through 34 of the 2002 annual report of Sherritt;*

Exhibit 4. the Company's management information circular dated April 10, 2003 in connection with the May 22, 2003 annual and special meeting of shareholders (including the Erratum dated April 22, 2003 to the Company's management information circular dated April 10, 2003), other than the sections entitled "Composition of the compensation committee in 2002" and "Report on Executive Compensation";*

Exhibit 5. material change report dated January 22, 2003 in respect of the agreement between Fording Inc., Teck Cominco Limited, Westshore Terminals Income Fund and Sherritt Coal Partnership II dated January 13, 2003;*

Exhibit 6. material change report dated March 7, 2003 in respect of the acquisition by Sherritt Coal Partnership II (in which Sherritt has a 50% interest) of the thermal coal assets and other mineral interests that formed the prairie operations of Fording Inc.;*

Exhibit 7. material change report dated May 16, 2003 in respect of the completion of an issuance by the Company of 25,000,000 Restricted Voting Shares at a price of $4.00 per Restricted Voting Share and the issuance of up to an additional 2,500,000 Restricted Voting Shares if the syndicate of underwriters chooses to exercise the over-allotment option granted to it by the Company;*

Exhibit 8. the unaudited interim financial statements of the Company for the six months ended June 30, 2003;*

Exhibit 9. the management's discussion and analysis of financial condition and results of operations of the Company for the six months ended June 30, 2003;*

Exhibit 10. the audited financial statements of Fording's Prairie operations (an operating segment of Fording Inc.) at and for the year ended December 31, 2002 together with the report of the auditors thereon;*

Exhibit 11. the unaudited interim financial statements of the Company for the nine months ended September 30, 2003;** and

Exhibit 12. the management's discussion and analysis of financial condition and results of operations of the Company for the nine months ended September 30, 2003.**

---

* Previously filed

** Filed herewith

PART III
CONSENT TO SERVICE OF PROCESS

Sherritt International Corporation has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHERRITT INTERNATIONAL CORPORATION

By: [signature]
Name: SAMUEL W. INGRAM
Title: SENIOR VICE PRESIDENT GENERAL COUNSEL & CORPORATE SECRETARY

Dated: December 1, 2003

CHDB04 13127301.1 120103 1610C 96322052

Exhibit 11

3

Sherritt

International Corporation **Third quarter report** — September 30, 2003

Corporate Profile

Sherritt International Corporation, with assets of $2.3 billion, is a diversified Canadian natural resource company that operates in Canada, Cuba and internationally. Sherritt's 131 million restricted voting shares and $600 million of 6% convertible debentures trade on the Toronto Stock Exchange under the symbols S and S.DB, respectively. Sherritt's $105 million of 9.875% senior unsecured debentures trade on the over-the-counter bond market.

Financial Highlights

(unaudited)

(millions of dollars, except per share amounts)	Three months ended September 30 2003	Three months ended September 30 2002	Nine months ended September 30 2003	Nine months ended September 30 2002
Revenue	**$ 186.4**	$ 207.7	**$ 615.1**	$ 609.5
EBITDA (1)	**82.8**	83.7	**242.1**	226.3
Operating earnings (1)	**35.4**	40.6	**108.9**	105.3
Net earnings (loss)	**20.6**	(1.1)	**88.9**	45.8
Weighted average number of shares (millions)				
Basic	**131.2**	97.8	**115.3**	97.7
Diluted	**199.8**	97.8	**183.9**	166.4
Earnings (loss) per share				
Basic	**0.11**	(0.07)	**0.58**	0.29
Diluted	**0.10**	(0.07)	**0.48**	0.28
Net earnings excluding certain items (1)	**27.0**	26.5	**78.9**	74.8
Earnings per share excluding certain items (1)				
Basic	**0.16**	0.21	**0.49**	0.59
Diluted	**0.14**	0.16	**0.43**	0.45

(1) EBITDA, operating earnings and net earnings excluding certain items do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable with similar measures presented by other issuers. Reference should be made to the Canadian GAAP Reconciliation Tables on pages 23 to 28 for a description of EBITDA, operating earnings and net earnings excluding certain items, a reconciliation of EBITDA and operating earnings to earnings before taxes and for a reconciliation of net earnings excluding certain items to Canadian GAAP net earnings.

This interim report contains forward-looking statements. These forward-looking statements are not based on historical facts, but rather on Sherritt International Corporation's current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are beyond the Corporation's ability to control or predict. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, such key factors as business and economic conditions in Canada, Cuba and the principal markets for Sherritt's products.

Key factors which may result in material differences between actual results and developments and those contemplated by these statements also include the supply and demand for products Sherritt produces; dependence on significant customers; deliveries; production levels, production and other anticipated and unanticipated costs and expenses; energy costs; prices for Sherritt's products; premiums or discounts realized over LME cash and other benchmark prices; interest rates; foreign exchange rates; the rate of inflation; changes in tax legislation; the timing of the development of, and capital costs and financing arrangements associated with projects; the timing of the receipt of governmental and other approvals; political unrest or instability in the countries where Sherritt is active; risks related to collecting accounts receivable and repatriating profits and dividends from Cuba; risks related to foreign exchange controls on Cuban government enterprises to transact in foreign currency; risks associated with the United States embargo on Cuba and the Helms-Burton Act; risks associated with mining, processing and exploration activities; market competition; developments affecting labour relations; environmental regulation and other risk factors listed from time to time in Sherritt's continuous disclosure documents such as the annual report, annual information form and management information circular.

Management's Discussion and Analysis

The following discussion and analysis of the financial results of Sherritt International Corporation should be read in conjunction with the unaudited consolidated financial statements and related notes contained in this interim report as well as with management's discussion and analysis, and the audited consolidated financial statements and related notes contained in the Corporation's 2002 annual report.

Net earnings of the Corporation for the third quarter of 2003 were \$20.6 million or \$0.11 per restricted voting share (share) compared to a net loss of \$1.1 million or \$0.07 per share for the same period in 2002. Excluding the impact to net earnings of certain items, such as inventory write-downs, foreign currency translation gains or losses, the write-off of feasibility studies, and the write-down of the Anaconda Nickel investment in 2002, net earnings for the third quarter were \$27.0 million or \$0.16 per share compared with \$26.5 million or \$0.21 per share for the same period last year. EBITDA for the quarter of \$82.8 million was largely unchanged from the prior year quarter, reflecting higher earnings in Coal and Metals and the inclusion of earnings from the Power business following the amalgamation of Sherritt Power, offset by lower earnings in the Oil and Gas business. Net earnings for the prior year quarter included a \$29.8 million (\$37 million before tax) write-down of the Anaconda Nickel investment.

Net earnings of the Corporation for the first nine months of 2003 were \$88.9 million or \$0.58 per share compared with net earnings of \$45.8 million or \$0.29 per share for the same period in 2002. EBITDA for the nine months was \$242.1 million compared with \$226.3 million in the prior year period, mainly due to the inclusion of EBITDA from the Power business since March 28, 2003 of \$13.0 million. Net earnings for the first nine months included a \$6.8 million (\$13.7 million before tax) gain on the sale of the metallurgical coal assets and income on the redemption of a promissory note of \$7.2 million (\$10.7 million before tax). Excluding the impact of these and certain other items, including foreign currency translation gains or losses, net earnings for the nine-month period were \$78.9 million or \$0.49 per share compared with \$74.8 million or \$0.59 per share for the same period last year.

SIGNIFICANT DEVELOPMENTS

Sherritt has undergone a significant transformation during 2003. A series of transactions including the acquisition of thermal coal operations from Fording Inc., acquisition of the outside interest in Sherritt Power, raising of \$110 million in equity capital, sale of metallurgical coal operations and sale of the telecommunications business have resulted in the Corporation being well positioned to benefit from strong commodity prices and favourable growth opportunities. Sherritt has improved its liquidity and capitalization and now has significant cash on hand of \$244 million and profitable operations that are generating cash flow in excess of capital requirements. The third quarter and subsequent transactions contributing to this transformation are described in more detail in the following paragraphs.

During the third quarter, the Corporation disposed of its interest in the Cuban telecommunications business by selling its 40% indirect interest in Teléfonos Celulares de Cuba, S.A. The Corporation's share of proceeds of U.S.$34.4 million was approximately equal to the net book value and was comprised of cash of U.S.$8 million and a note receivable of U.S.$26.4 million. The note bears interest at 6% per annum and is to be repaid in quarterly instalments ending in August 2007. For accounting purposes, as required by CICA recommendations, management has selected a 10% discount rate for the purpose of estimating the fair value and carrying value of Sherritt's share of the note receivable which was $34.2 million at September 30, 2003.

Subsequent to the end of the third quarter, Sherritt issued an offer to exchange up to $300 million principal amount of its outstanding 6% convertible unsecured subordinated debentures due December 15, 2006 for up to $300 million principal amount of new 7% convertible unsecured subordinated debentures due December 15, 2013. The offer is subject to the terms and conditions set forth in an offer document and related circular mailed to debenture holders on October 28, 2003. The 7% debentures will be convertible at the holder's option into restricted voting shares at a price of $7.00 per restricted voting share. They will not be redeemable by Sherritt prior to December 15, 2006 and will only be redeemable by Sherritt between December 16, 2006 and December 15, 2008 if certain share price trading levels are achieved. Sherritt believes that the current macroeconomic environment offers favourable prospects for growth for each of its principal businesses. This exchange offer, if fully subscribed, will provide significant capital and financial flexibility to allow Sherritt to pursue a greater number of such opportunities.

Subsequent to the end of the third quarter, the thermal coal operations acquired from Fording were transferred from Sherritt Coal Partnership II to a wholly-owned subsidiary of Luscar Energy Partnership, both of which are owned jointly, directly or indirectly, by Sherritt and Ontario Teachers' Pension Plan Board (Teachers'). The transfer was effected at fair market value, in accordance with the requirements of Luscar Coal Ltd.'s outstanding notes, and involved a distribution to Sherritt and Teachers' of approximately 3 million units of Fording Canadian Coal Trust and $70 million in cash. The remaining portion of the transfer was effected by an equity investment by Sherritt and Teachers' in Luscar Energy Partnership. For accounting purposes, the transfer will be recorded at book value due to the related party nature of the transaction. For tax purposes, the transfer will result in a $115 million capital gain to Sherritt in the fourth quarter. This capital gain is fully sheltered by accumulated tax losses such that cash taxes will not be payable. Certain working capital and other closing adjustments in respect of the original transactions with Fording have not yet been finalized. If necessary, further adjustments will be made upon resolution.

During the third quarter, Sherritt disposed of its 2 million directly held Fording Canadian Coal Trust units acquired as part of the acquisition of the thermal coal operations, for proceeds of $59.2 million, which was approximately equivalent to their book value. As at September 30, 2003, Sherritt directly holds 1.6 million Fording Canadian Coal Trust units, with a market value of approximately $47 million.

CONSOLIDATED OPERATING RESULTS

THIRD QUARTER 2003 RESULTS

Consolidated revenue was $186.4 million for the quarter compared with $207.7 million for the same period in 2002. Revenue from Coal decreased by $18.4 million, as the disposal of the metallurgical coal operations more than offset the increase in revenue from new thermal coal operations. Oil revenue decreased by $13.6 million due mainly to lower net sales volumes. Results for 2002 included revenue of $4.6 million from soybean-based food processing which is now equity-accounted and revenue of $4.2 million from the telecommunications business which was accounted for on an equity basis prior to its sale in the third quarter. Partly offsetting these decreases were increases in Metals revenue of $10.5 million due mainly to higher nickel and cobalt prices and the inclusion of revenue of $9.1 million from the Power business.

Operating, selling, general and administrative costs were $108.5 million for the third quarter of 2003 compared with $124.0 million for the same period in 2002. Coal costs decreased by $21.2 million mainly due to the disposal of metallurgical coal operations partly offset by the addition of new thermal coal operations. Costs recorded in 2002 for soybean-based food processing and telecommunications were $6.9 million. These decreases were offset in part by increased Metals costs of $3.9 million primarily due to higher energy, raw material and maintenance costs and a write-off of $3.6 million in respect of expansion feasibility studies and additional costs of $3.1 million with the consolidation of the Power business.

Depletion and amortization expense of $40.2 million for the quarter was largely unchanged from $40.9 million for the same period in 2002.

Earnings before taxes for the third quarter of 2002 included a write-down of our Anaconda Nickel investment of $37.0 million.

Income tax expense for the third quarter was $10.5 million. Foreign exchange translation losses in U.S. dollar denominated businesses of $4.3 million in the third quarter of 2003 were not tax-effected. After adjusting for this item, the effective tax rate for the quarter was 30% compared to 20% in the same period last year, excluding the write-down of investment. The increase is mainly attributable to increased Cuban income taxes on the Oil and Gas business following recovery of cost pools in all producing blocks.

Cash, short-term investments and restricted cash totaled $244.2 million at September 30, 2003, an increase of $92.0 million during the quarter due mainly to cash generated from operations and the sale of the Fording Canadian Coal Trust units offset by repayment of short-term debt.

Cash provided by operating activities was $66.1 million for the third quarter of 2003, a decrease of $1.8 million from the same period in 2002. The decrease was due to lower net oil sales volumes partly offset by a decrease in non-cash working capital in the third quarter of 2003. This decrease in non-cash working capital is principally attributable to decreases in accounts receivable at each of Coal, Metals, Oil and Gas and Corporate, partly offset by an increase in accounts receivable at Power and an increase in inventory at Metals.

Capital expenditures were $13.9 million during the quarter compared to $37.2 million for the same period in 2002. This decrease mainly reflects the temporary reduction in drilling activity at Oil and Gas.

Other investing activities, excluding capital expenditures, resulted in a net cash increase of $72.4 million primarily related to the sale of Fording Canadian Coal Trust units, which were owned directly by Sherritt.

Cash used for financing activities of $35.4 million was primarily for repayment of short-term debt.

NINE-MONTH 2003 RESULTS

Consolidated revenue was $615.1 million for the first nine months of 2003 compared with $609.5 million for the same period in 2002. Year-to-date Metals revenue was $28.8 million higher than the prior year period due mainly to higher realized nickel and cobalt prices. Oil and Gas revenue for the period was $10.3 million higher than the same period in 2002 due to higher realized prices. The Power business contributed $17.6 million to revenue for the six months since its consolidation by Sherritt. Partly offsetting these revenue increases was a $42.3 million decline in revenue from the Coal business due to the loss of the Highvale mine contract for the first two months of 2003 and the reduction in revenue due to the disposal of the metallurgical coal operations, partly offset by the increase in revenue from new thermal coal operations. Results for 2003 included revenue from the soybean-based food processing and telecommunications businesses up to June 30, 2003 while 2002 results included revenue from these businesses for nine months, resulting in a decrease in revenue of $8.8 million.

Operating, selling, general and administrative costs of $390.0 million for the first nine months of 2003 were relatively unchanged over the same period in 2002. A decrease in Coal costs of $33.7 million reflects the loss of the Highvale mine contract for two months and the disposal of metallurgical coal operations, offset in part by the addition of new thermal coal operations, severance costs and inventory write-downs. Results for 2003 included costs from soybean-based food processing and telecommunications businesses up to June 30, 2003 while results from the same period last year included costs from these businesses for the full nine months, resulting in a difference of $7.5 million. Metals costs increased by $28.3 million, primarily due to higher energy, raw material and maintenance costs. Oil and Gas costs increased by $7.9 million due mainly to the addition of an oil treatment facility. The consolidation of the Power business, effective March 28, 2003, resulted in the inclusion of $4.6 million of costs for the period ended September 30, 2003.

Depletion and amortization expense was $120.6 million for the first nine months compared with $109.8 million for the same period in 2002, mainly as a result of reserve adjustments and higher gross working interest production in Oil and Gas.

Investment income during the first nine months of 2003 included $5.2 million of cash distributions made by the Fording Canadian Coal Trust ($1.99 per unit). Special distributions of an additional $1.50 per unit relating to a return of capital were recorded as a reduction in the investment cost.

Earnings before taxes for the first nine months of 2003 included a gain on disposal of metallurgical coal assets of $13.7 million and income on the redemption of a promissory note of $10.7 million. Earnings before taxes for the first nine months of 2002 included a $37 million write-down of investments.

Sherritt's effective tax rate for the first nine months of 2003 of 21% was positively impacted by Canadian federal government changes in resource sector taxation rates, offset by currency translation adjustments, which were not tax-effected. Excluding these items, the effective tax rate for the September 30, 2003 period was 27% compared with 19% in the prior year period. The increase results from the increase of Cuban income taxes on the Oil and Gas business following recovery of cost pools in all producing blocks. Sherritt continues to discuss the methodology for claiming profit reinvestment tax credits allowed under Cuban law with the Cuban tax authorities.

Cash provided by operating activities was $142.7 million in the first nine months of 2003 compared to $208.9 million in the same period of 2002. This decrease is due mainly to increases in non-cash working capital in the first nine months of the year, partly offset by slightly higher business unit earnings. The increase in non-cash working capital is mainly attributable to a $60.0 million increase in accounts receivable due largely to higher commodity prices for nickel and oil, higher U.S. dollar denominated receivables and the accrual of distributions receivable from the Fording Canadian Coal Trust. These amounts were partly offset by a decrease in coal inventories.

Capital expenditures for the first nine months of 2003 were $68.5 million, a $24.4 million decrease compared to the same period in 2002. This mainly reflects the lower third quarter spending at Oil and Gas and the lower capital requirements of the Coal business.

Other investing activities, excluding capital expenditures, resulted in a net cash outflow of $104.1 million and primarily comprised the purchase of Fording's thermal coal operations, the purchase and subsequent sale of the Fording Canadian Coal Trust units and the sale of the telecommunications business.

Cash provided by financing activities of $72.3 million was primarily related to the equity issue completed in May, partly offset by the payment of convertible debenture interest.

CONSOLIDATED FINANCIAL POSITION

Total assets at September 30, 2003 were $2.3 billion.

Net working capital, excluding cash and short-term investments, restricted cash, advances and loans receivable and future income taxes increased by $11.6 million to $212.9 million since December 31, 2002. This primarily reflects the consolidation of Sherritt Power, the disposal of metallurgical coal operations, the acquisition of thermal coal operations, the change to equity accounting of the soybean-based food processing business and the disposal of the telecommunications business. Increases in U.S. dollar denominated receivables since December 31, 2002 have been largely offset by the strength of the Canadian dollar.

Coal accounts receivable are mainly the result of sales to Canadian power utilities. Metals accounts receivable include receivables of finished metals sales to customers primarily located in Europe and Asia and receivables from fertilizer sales to customers in Canada. Oil and Gas and Power receivables include amounts due from Cuban government agencies and Corporate includes dividends and distributions due from affiliates and third parties. Oil and Gas sales to the Cuban government provide for payment for oil within 90 days to 180 days of invoicing, depending upon oil prices, with interest accruing on balances outstanding beyond 90 days. The accounts receivable balances in Oil and Gas and Power from Cuban government agencies include overdue amounts, bearing interest, that generally have not historically exceeded three months of average monthly revenues.

The Corporation manages its overall accounts receivable with the Cuban government agencies on a consolidated basis to ensure cash positive operation of each of its businesses, to provide for prudent growth and to provide for an orderly reduction of overdue balances. The Corporation has been one of the largest foreign investors in Cuba for over a decade and continues to have a co-operative and mutually beneficial relationship with the state. Management of accounts receivable risk with Cuban government agencies requires taking into account payments made to Cuban agencies for labour, taxes, royalties and other local services in Metals, Oil and Gas and Power; obtaining pledges of third party payments to the Cuban agencies as security for the receivables; and managing sustaining and growth capital appropriately.

Advances and loans receivable in current assets increased by $46.4 million over the year-end amount to $84.9 million mainly due to the addition of $54.1 million in respect of the current portion of recoverable project costs less $20.7 million in respect of a note receivable on the consolidation of Sherritt Power and the addition of $9.6 million for the current portion of a note receivable in respect of the sale of the telecommunications business.

Capital assets were $1,262.7 million at the end of September 2003 compared with $1,124.3 million at December 31, 2002. The $138.4 million increase mainly resulted from the inclusion of capital assets of Sherritt Power and the net increase in capital assets of the Coal business following the acquisition of the Fording assets offset in part by the deconsolidation of the soybean business and sale of the telecommunications business.

Investments were $105.9 million at September 30, 2003 compared with $99.5 million at the end of 2002. The increase in investments reflected the inclusion of the Fording Canadian Coal Trust units acquired in exchange for the metallurgical coal operations and the impact of the deconsolidation of the soybean investment, offset in part by the elimination of the Sherritt Power investment.

Other assets were $134.8 million at September 30, 2003 compared to $122.7 million at the end of 2002. The increase reflected the addition of the recoverable project costs in the Power business, intangible costs allocated in the Sherritt Power purchase price, the addition of the long-term portion of the note receivable in respect of the telecommunications business, the change to equity accounting of the soybean-based food processing business and the write-off of outdated feasibility studies in respect of Metals expansion opportunities.

Consolidated long-term debt of $321.3 million at September 30, 2003 increased by $66.1 million during the first nine months of 2003, primarily reflecting the $105 million of senior debentures assumed as part of the Sherritt Power acquisition and partly offset by the impact of the stronger Canadian dollar on the U.S. dollar denominated Luscar senior notes and the maturity of a promissory note.

OUTLOOK

The key factors affecting financial results for 2003 continue to be nickel, cobalt and oil prices and general economic activity. The London Metal Exchange settlement price for nickel has risen to over U.S.$5 per pound, the average Metal Bulletin 99.3% free market cobalt price is currently over U.S.$10 per pound, well above levels earlier this year, and oil prices are also relatively high. Sherritt expects these commodities to at least retain their third quarter levels in the fourth quarter.

Sherritt's share of coal production is expected to be approximately 5 million tonnes in the fourth quarter (18 million tonnes for the year), reflecting the acquisition of the thermal coal operations and the disposition of Sherritt's metallurgical coal operations in February. Luscar's restructuring and rationalization program, which is designed to exploit the similarities of each of its mining operations and enhance overall efficiencies, is expected to result in reduced operating costs, enhanced productivity and increased profitability and cash flow in the coming years. Sherritt's share of capital expenditures for the Coal business is expected to be approximately $16 million in 2003.

The Coal business continues to examine the feasibility of constructing several coal-based industrial steam generation facilities to replace natural gas-fired facilities at existing large industrial operations. The advancement of this opportunity is subject to completion of definitive commercial terms as well as detailed engineering and environmental impact assessments. The main benefit expected for the customers is substantial cost savings in switching from high-priced natural gas to the more stable-priced and substantially less expensive coal consumed in a modern and environmentally compliant facility.

Sherritt's fourth quarter share of mixed sulphide production is expected to be similar to the third quarter level, bringing expected mixed sulphide production to over 16,000 tonnes for the year. Finished nickel and cobalt production will be down slightly during the fourth quarter due to a planned maintenance turnaround at the Fort Saskatchewan refinery. Finished nickel sales volumes and finished cobalt sales volumes are anticipated to closely match production. Nickel prices are anticipated to remain strong for the remainder of 2003 as market fundamentals continue to be positive with limited availability of stainless steel scrap, strong stainless steel demand, and limited new nickel production. Limited global supply of high-grade cobalt and rising demand are expected to support the cobalt price for the remainder of the year. The benefits of the strong nickel and cobalt prices during the remainder of 2003 and into 2004 are expected to be partly offset by continued high energy and raw materials costs and a strong Canadian dollar. Capital expenditures for the Metals business are expected to be approximately $19 million in 2003.

Sherritt and its Cuban partner believe that the potential expansion of the existing Metals operation by approximately 50,000 tonnes of annual nickel and cobalt production represents the best nickel laterite expansion opportunity in the world today. The capital cost of such an expansion is estimated to be significantly less than the greenfield development of a nickel laterite ore deposit. Sherritt continues to explore this opportunity.

Net sales volumes of Oil and Gas are expected to be just over 20,000 barrels per day for the fourth quarter (21,600 barrels per day average for the year). The decrease reflects the delayed restart of drilling activity following the partial suspension of drilling in the second quarter. In the fourth quarter, Fuel Oil No. 6 prices are expected to remain strong and development drilling activity has returned to historic levels. Exploration expenditures have been deferred until the negotiations for the applicability of investment tax credits towards such expenditures on Sherritt operated blocks are finalized. Total capital expenditures for the year are expected to be $70 million.

Sherritt's share of electricity production in the fourth quarter is expected to be 0.3 million megawatt hours (1.2 million for the year). Capital expenditures by Power for the remainder of the year are anticipated to be minimal. Power continues to examine various opportunities to expand upon its experience in financing, constructing and operating power plants in Cuba.

NEW ACCOUNTING STANDARDS

ASSET RETIREMENT OBLIGATIONS

In March 2003, the Canadian Institute of Chartered Accountant (CICA) issued new recommendations in respect of accounting for asset retirement obligations and related asset retirement costs. These new recommendations apply to legal obligations resulting from the acquisition, construction, development or normal operation of tangible long-lived assets. The liability is recognized at its fair value when it is incurred, with a corresponding asset retirement cost added to the related asset and amortized to expense on a basis consistent with the amortization policy for the asset.

The Corporation is in the process of evaluating the effects of applying this new standard on its financial statements and expects to implement the policy on January 1, 2004, on a retroactive basis, as required by the CICA.

LIABILITIES AND EQUITY

In June 2003, the CICA issued an Exposure Draft on Liabilities and Equity with the intent to revise its recommendation in respect of accounting for certain equity instruments that can be settled, at the issuer's option, by a variable number of equity instruments, which would require these amounts to be presented as liabilities. Concurrently, the CICA proposes that Emerging Issues Committee Abstract 71 (EIC-71) be retracted. These proposals will alter the accounting for the convertible debentures outstanding at September 30, 2003 and new convertible debentures, if any, that may be issued as a result of the Corporation's exchange offer.

The Corporation will monitor the final pronouncements of the CICA on these issues and will evaluate the impact of the proposals on the accounting for its convertible debentures, including the effects of the transaction contemplated by the exchange offer. The changes are expected to be effective for fiscal years beginning on or after January 1, 2004 and will require retroactive restatement upon implementation.

Operating Highlights

COAL	Three months ended September 30		Nine months ended September 30	
(unaudited)	**2003**	2002	**2003**	2002
Financial (millions of dollars) (1)				
Revenue	**$ 61.5**	$ 79.9	**$ 186.9**	$ 229.2
Operating, selling, general and administrative	**43.0**	64.2	**145.1**	178.8
Add items excluded from EBITDA (2)	**1.3**	–	**12.4**	–
EBITDA (3)	**19.8**	15.7	**54.2**	50.4
Depletion and amortization	**11.2**	10.6	**35.5**	32.0
Provision for site restoration and abandonment	**1.4**	1.7	**4.5**	5.2
Income on redemption of promissory note	**–**	–	**(10.7)**	–
Items excluded from EBITDA:				
Severance (2)	**–**	–	**7.5**	–
Export inventory write-down (2)	**1.3**	–	**4.2**	–
Other write-downs (2)	**–**	–	**0.7**	–
Operating earnings (3)	**$ 5.9**	$ 3.4	**$ 12.5**	$ 13.2
Capital Expenditures (1)	**$ 1.5**	$ 6.5	**$ 7.1**	$ 16.8
Sales Volumes (thousands of tonnes) (1)				
Thermal operations (4)	**4,710**	4,141	**12,759**	12,501
Metallurgical operations (5)	**–**	348	**237**	970
	4,710	4,489	**12,996**	13,471
Realized Prices (per tonne)				
Thermal operations	**$ 13.06**	$ 13.81	**$ 13.50**	$ 13.37
Metallurgical operations	**–**	65.19	**61.73**	63.93

(1) Represents the Corporation's 50% share of Luscar Energy Partnership and prairie operations owned by Sherritt Coal Partnership II.
(2) Items included in operating, selling, general and administrative costs in consolidated statement of operations.
(3) EBITDA and operating earnings do not have any standardized meaning prescribed by Canadian generally accepted accounting principles and are therefore unlikely to be comparable with similar measures presented by other issuers. Reference should be made to the Canadian GAAP Reconciliation Tables on pages 23 to 28 for a description of EBITDA and operating earnings and a reconciliation of EBITDA and operating earnings to earnings before taxes.
(4) Includes Sherritt Coal Partnership II thermal coal assets acquired on February 28, 2003.
(5) Luscar Energy Partnership metallurgical coal assets were disposed of on February 28, 2003.

Operating earnings were $5.9 million on revenues of $61.5 million for the three months ended September 30, 2003 compared with earnings of $3.4 million on revenues of $79.9 million for the same period last year. Revenue from thermal coal operations for the second quarter was $61.5 million compared with $57.2 million for the same period last year. Revenue from metallurgical coal operations for the quarter ended September 30, 2002 was $22.7 million. Thermal revenue was higher than the same period last year due to revenue from the Genesee operations and royalty properties, which were acquired on February 28, 2003. Sales volume of thermal coal in the quarter was higher than the same period last year due to the addition of volumes at the Genesee and Whitewood mines. Quarterly thermal coal revenue per tonne was lower than the same period last year due to the greater proportion of mine-mouth operations compared to export thermal coal sales, combined with lower realizations on export coal sales due to the strengthening Canadian dollar.

Operating, selling, general and administrative costs for the quarter decreased by $21.2 million to $43.0 million mainly due to the disposal of the metallurgical coal operations partly offset by the addition of the new thermal coal operations. Depletion and amortization was $0.6 million higher due to the increased net asset base resulting from the acquisition of the thermal coal assets on February 28, 2003.

Operating earnings were $12.5 million on revenues of $186.9 million for the nine months ended September 30, 2003 compared with earnings of $13.2 million on revenues of $229.2 million for the same period last year. Revenue from thermal coal operations for the first three quarters was $172.3 million compared with $167.2 million for the same period last year as higher revenue from the acquired Genesee operations and royalty properties more than offset lower revenue from the export thermal coal mines. Revenue from metallurgical coal operations for the nine months ended September 30, 2003 was $14.6 million compared to $62.0 million for the same period last year as the metallurgical coal mines were disposed of on February 28, 2003. Sales volumes of thermal coal during the nine-month period were lower than the same period last year due to the loss of the Highvale mine contract for two months and lower sales volume in the export thermal coal market. Year-to-date thermal coal revenue per tonne was higher than the same period last year due primarily to the additional royalty revenue partly offset by lower realizations on export coal sales due to the strengthening Canadian dollar.

Operating, selling, general and administrative costs for the nine months ended September 30, 2003 decreased by $33.7 million to $145.1 million reflecting the loss of the Highvale mine contract for two months and the disposal of the metallurgical coal operations, offset in part by the addition of new thermal coal operations. One-time items for the nine-month period included $7.5 million for severance charges related to staff reductions.

Capital expenditures were $1.5 million for the quarter compared with $6.5 million in the same period last year. Expenditures for the nine-month period were $7.1 million compared to $16.8 million for the same period last year due to the combination of delayed spending and decreased capital requirements. Spending was primarily to maintain and upgrade mine operations.

Demand for export thermal coal has increased over the last year and is projected to continue to increase in 2004. This has contributed to firmer spot market pricing and will likely lead to higher contract pricing next year in United States dollar terms, although this is being offset by the strong Canadian dollar. Exceptionally high ocean freight rates will likely have a dampening effect on seaborne demand in the medium term as customers seek alternate energy sources less affected by freight.

METALS	Three months ended September 30		Nine months ended September 30	
(unaudited)	**2003**	2002	**2003**	2002
Financial (millions of dollars)				
Revenue	**$ 61.8**	$ 51.3	**$ 221.5**	$ 192.7
Operating, selling, general and administrative	**45.0**	37.5	**173.8**	145.5
Add items excluded from EBITDA (1)	**3.6**	–	**3.6**	4.1
EBITDA (2)	**20.4**	13.8	**51.3**	51.3
Depletion and amortization	**4.7**	4.6	**13.5**	14.9
Provision for site restoration and abandonment	**0.2**	0.2	**0.7**	0.8
Items excluded from EBITDA:				
Feasibility studies write-off (1)	**3.6**	–	**3.6**	–
Provision for bad debt (1)	**–**	–	**–**	4.1
Operating earnings (2)	**$ 11.9**	$ 9.0	**$ 33.5**	$ 31.5
Capital Expenditures	**$ 4.1**	$ 3.0	**$ 9.8**	$ 5.6
Sales Volumes				
Nickel (thousands of pounds) (3)	**7,887**	8,163	**25,622**	26,449
Cobalt (thousands of pounds) (3)	**878**	753	**2,631**	2,489
Fertilizers (tonnes)	**14,847**	12,543	**193,876**	173,880
Production Volumes (tonnes)				
Mixed sulphides containing nickel and cobalt (3)	**3,977**	4,177	**12,164**	12,612
Nickel (3)	**4,061**	3,515	**11,939**	11,716
Cobalt (3)	**422**	332	**1,227**	1,100
Realized Prices ($ per pound)				
Nickel	**$ 5.72**	$ 4.83	**$ 5.49**	$ 4.76
Cobalt	**13.39**	10.71	**12.45**	11.33
Average Reference Prices (U.S. $ per pound)				
Nickel	**4.25**	3.10	**3.95**	3.02
Cobalt	**9.75**	6.64	**8.84**	7.08

(1) Items included in operating, selling, general and administrative costs in consolidated statement of operations.

(2) EBITDA and operating earnings do not have any standardized meaning prescribed by Canadian generally accepted accounting principles and are therefore unlikely to be comparable with similar measures presented by other issuers. Reference should be made to the Canadian GAAP Reconciliation Tables on pages 23 to 28 for a description of EBITDA and operating earnings and a reconciliation of EBITDA and operating earnings to earnings before taxes.

(3) Represents the Corporation's 50% share of the Metals Enterprise and the Corporation's marketing and trading activities in commodity metals.

The Metals business generated operating earnings of $11.9 million on revenue of $61.8 million during the third quarter of 2003, compared to operating earnings of $9.0 million on revenue of $51.3 million for the same period last year. Revenue for the quarter increased compared to the third quarter of 2002, as higher realized nickel and cobalt prices and higher cobalt sales volumes more than offset the impact of a strengthening Canadian dollar and lower nickel sales volumes. The increase in operating earnings in the quarter as compared to the same period in the previous year reflected the higher revenue, partially offset by higher energy, raw materials and maintenance costs, and lower fertilizer earnings. The third quarter of 2003 also included expenses of $3.6 million for certain costs associated with expansion feasibility studies completed since 2001. Sherritt and its Cuban partner believe that the potential expansion of the existing operation represents the best nickel laterite expansion opportunity in the world today. The capital cost of such an expansion is estimated to be significantly less than the greenfield development of a nickel laterite ore deposit. Sherritt continues to explore this opportunity. However, because of the time period that has passed since completion of the studies, and the need to update the studies, these costs have been charged against operations in the quarter.

Finished nickel and cobalt production for the third quarter was higher compared to the third quarter of 2002, reflecting the timing of maintenance activities year over year. Operating earnings of $33.5 million on revenue of $221.5 million during the first nine months of 2003 were higher than operating earnings of $31.5 million on revenue of $192.7 million for the first nine months of 2002 reflecting higher nickel and cobalt prices, offset by higher energy, raw materials and maintenance costs.

Operating, selling, general and administrative costs for the quarter were $45.0 million compared with $37.5 million in the prior year period, due mainly to the write-off of the feasibility studies and higher energy, raw materials and maintenance costs, partially offset by a stronger Canadian dollar.

The London Metal Exchange (LME) settlement price for nickel averaged U.S.$4.25 per pound in the third quarter of 2003 compared to U.S.$3.10 per pound in the third quarter of 2002. The improvement in nickel price relative to the same period last year can largely be attributed to strong demand, primarily from China, without significant increases in overall global nickel supply. The Metal Bulletin 99.3% free market cobalt price averaged U.S.$9.75 per pound for the third quarter of 2003, compared to U.S.$6.64 per pound during the same period last year. Continuing limited availability of high-grade cobalt contributed to the higher cobalt price in the quarter.

The Moa mining and processing facilities produced a total of 7,954 tonnes of nickel plus cobalt contained in mixed sulphides in the third quarter of 2003, compared to a total of 8,353 tonnes during the third quarter of 2002. Total production of mixed sulphides for the first nine months of 2003 was 24,327 tonnes, 896 tonnes lower than the 25,223 tonnes produced during the first nine months of 2002. The lower production rates in the third quarter and in the first nine months of 2003 were largely a result of the impact of lower ore grade relative to 2002 and additional maintenance activities.

The Fort Saskatchewan refinery produced a total of 8,122 tonnes of finished nickel and 843 tonnes of finished cobalt in the third quarter of 2003, compared with 7,029 tonnes and 663 tonnes, respectively, in the same period last year. For the first nine months of 2003, total finished nickel production of 23,879 tonnes and total finished cobalt production of 2,453 tonnes were 448 tonnes and 254 tonnes higher, respectively, than the same period last year. The higher nickel and higher cobalt production volumes in the third quarter and in the first nine months of 2003 were largely a result of the timing of the annual maintenance turnaround, which is scheduled for the fourth quarter.

Fertilizer operations generated a loss of $1.1 million on revenue of $4.6 million in the third quarter of 2003 compared with a loss of $0.2 million on revenue of $3.4 million during the same period in 2002. Depletion and amortization was $0.5 million in the third quarter of 2003 and 2002. A fertilizer operating loss of $1.3 million was incurred on revenue of $47.1 million in the first nine months of 2003 compared to operating earnings of $3.6 million on revenue of $37.4 million during the same period in 2002 due largely to higher energy and raw material costs, partially offset by higher fertilizer sales volumes and prices. Depletion and amortization of fertilizer-related assets was $1.4 million in the first nine months of 2003 compared to $1.3 million for the same period in 2002.

Capital expenditures of $4.1 million in the third quarter of 2003 were primarily directed towards sustaining, upgrading and meeting environmental requirements at the facilities in both Moa and Fort Saskatchewan.

OIL AND GAS	Three months ended September 30		Nine months ended September 30	
(unaudited)	**2003**	2002	**2003**	2002
Financial (millions of dollars)				
Revenue	**$ 54.0**	$ 67.6	**$ 171.9**	$ 161.6
Operating, selling, general and administrative	**10.8**	10.1	**37.1**	29.2
Add items excluded from EBITDA (1)	**–**	–	**1.0**	–
EBITDA (2)	**43.2**	57.5	**135.8**	132.4
Depletion and amortization	**21.7**	22.9	**61.8**	54.6
Provision for site restoration and abandonment	**0.7**	0.3	**1.1**	1.1
Items excluded from EBITDA: Severance (1)	**–**	–	**1.0**	–
Operating earnings (2)	**$ 20.8**	$ 34.3	**$ 71.9**	$ 76.7
Capital Expenditures	**$ 7.9**	$ 26.9	**$ 45.2**	$ 68.9
Gross Working Interest Production (thousands of barrels)				
Cuba (3)	**3,680**	3,789	**11,509**	9,826
Spain	**120**	54	**212**	166
	3,800	3,843	**11,721**	9,992
Net Sales Volume (thousands of barrels)				
Cuba (4)	**1,816**	2,216	**5,853**	5,809
Spain	**120**	54	**212**	166
	1,936	2,270	**6,065**	5,975
Realized Prices (per barrel)				
Cuba	**$ 27.40**	$ 29.45	**$ 28.06**	$ 26.27
Spain	**34.39**	37.62	**35.24**	36.98
Average Reference Prices (U.S.$ per barrel)				
U.S. Gulf Coast Fuel Oil No. 6	**24.47**	22.86	**23.92**	20.18

(1) Items included in operating, selling, general and administrative costs in consolidated statement of operations.

(2) EBITDA and operating earnings do not have any standardized meaning prescribed by Canadian generally accepted accounting principles and are therefore unlikely to be comparable with similar measures presented by other issuers. Reference should be made to the Canadian GAAP Reconciliation Tables on pages 23 to 28 for a description of EBITDA and operating earnings and a reconciliation of EBITDA and operating earnings to earnings before taxes.

(3) Gross working interest production refers to oil production after allocation to joint venture partners but before allocation to agencies of the Cuban Government.

(4) Gross working interest production in Cuba is allocated to the Corporation and agencies of the Cuban Government in accordance with participation and production-sharing arrangements. Net working interest production or net sales volumes represents the Corporation's share of gross working interest production. Net working interest production for each production-sharing arrangement comprises profit oil (which is based upon a negotiated percentage) and cost recovery oil (which is based upon the Corporation's costs within each block). *These costs, upon certification by agencies of the Cuban Government, are accumulated in cost recovery* pools by each production-sharing arrangement and reduced by allocation of produced oil to the Corporation. Production allocated to agencies of the Cuban Government is considered to be a royalty interest.

The Oil and Gas business generated revenue for the third quarter of $54.0 million, compared to $67.6 million during the same period last year. While oil prices and gross oil production from Sherritt's operations remained strong in the quarter, lower cost recoverable capital spending for the third quarter resulted in a lower allocation of net production volumes. For the nine-month period ending September 30, 2003, revenue of $171.9 million was generated, an increase of $10.3 million from $161.6 million in the same period last year reflecting higher realized oil prices and a slight increase in net oil sales volume.

Operating, selling, general and administrative costs for the quarter of $10.8 million increased by $0.7 million compared with the prior year period. On a net sales volume basis, operating, selling, general and administrative costs were $5.53 per net barrel for the third quarter compared with $4.45 per net barrel for the third quarter of 2002. Year-to-date operating, selling, general and administrative costs were $5.74 per barrel compared with $4.89 per barrel in 2002. The year-over-year increase is attributed to lower net volumes. Operating, selling, general and administrative costs on a gross working interest basis, were $0.05 per barrel higher current year to date than in 2002 and $0.19 per barrel higher in the third quarter this year than the same period last year. Depletion and amortization expense, based on the Corporation's share of oil produced for the third quarter of 2003, was $11.21 per net barrel compared with $10.08 per barrel for the third quarter of 2002. Year to date, depletion and amortization expense was $10.19 per net barrel compared with $9.14 per net barrel in 2002. The increase over last year reflects a combination of reserve adjustments and higher gross working interest production, on which depletion is based.

Gross working interest oil production in Cuba for the third quarter was 39,997 barrels per day, a 3% decrease over the same period last year. For the year to date, gross working interest oil production in Cuba was 42,156 barrels per day compared with 35,992 barrels per day in 2002. The higher production primarily arose from new wells in the Canasi and Yumuri fields in Cuba. The Corporation's net working interest oil production in Cuba during the quarter was 19,730 barrels per day compared with 24,091 barrels per day for the prior year period. Net production includes cost recovery barrels, which are based on operating and capital expenditures in producing blocks, therefore net production decreased as a result of lower capital spending during the quarter. While development drilling continues at historic levels in the fourth quarter, exploration drilling will be deferred pending resolution of the application of investment tax credits for Sherritt operated blocks. Year to date, the Corporation's net share of production was 21,438 barrels per day, a 1% increase from last year. The Corporation's net working interest in oil production for the third quarter of 2003 declined slightly from the first quarter of 2003. Successful implementation of artificial lift equipment resulted in an increase in production from Spain to 120,000 barrels compared with the third quarter in 2002 of 54,000 barrels.

Oil produced in Cuba is sold to agencies of the Cuban government generally at discounts of approximately 20% of internationally established U.S. Gulf Coast Fuel Oil No. 6 prices. The U.S. Gulf Coast Fuel Oil No. 6 average reference price was U.S.$24.47 per barrel for the third quarter of 2003 compared with U.S.$22.86 per barrel for the same period in 2002. The average realized oil price in the third quarter of 2003 was $27.84 per barrel compared with $29.64 per barrel for the third quarter of 2002, partly due to the strength of the Canadian dollar.

The Corporation participated in drilling three development wells in Cuba during the third quarter of 2003. Canasi 14 was completed in early July and Yumuri 209 later that same month. The Varadero West 714 well was spud in September and the drilling of Yumuri 210 commenced in October.

POWER

(unaudited)	Three months ended September 30, 2003 (1)	Six months ended September 30, 2003 (1)
Financial *(millions of dollars)*		
Revenue	$ 9.1	$ 17.6
Operating, selling, general and administrative	3.1	4.6
EBITDA (2)	6.0	13.0
Depletion and amortization	1.8	3.6
Operating earnings (2)	$ 4.2	$ 9.4
Capital Expenditures	$ 0.3	$ 2.0
Electricity generation (3) (MWh)	137,572	260,666
Electricity price realization ($/MWh)	$ 61.45	$ 61.65

(1) Following the amalgamation of Sherritt Power on March 28, 2003, the Corporation commenced consolidating the results of the Power business. Previously, Sherritt Power was accounted for using the equity method.

(2) EBITDA and operating earnings do not have any standardized meaning prescribed by Canadian generally accepted accounting principles and are therefore unlikely to be comparable with similar measures presented by other issuers. Reference should be made to the Canadian GAAP Reconciliation Tables on pages 23 to 28 for a description of EBITDA and operating earnings and a reconciliation of EBITDA and operating earnings to earnings before taxes.

(3) Represents the Corporation's 33.3% share of Energas S.A.

The Power business finances, constructs, owns and operates power generation facilities and has commissioned 226 megawatts (MW) of power capacity in Cuba. Business in Cuba is conducted through Energas S.A., a Cuban joint venture corporation, in which Power holds a one-third equity interest. The business is now reported as a division of Sherritt, reflecting the acquisition of 50.3% of the non-Sherritt equity of Sherritt Power Corporation and the consolidation of 100% of the entity as of March 28, 2003. Prior to March 28, 2003, Sherritt accounted for its investment in Sherritt Power Corporation using the equity method of accounting.

Operating earnings of $4.2 million were generated on revenue of $9.1 million for the third quarter of 2003. Operating, selling, general and administrative costs for the quarter were $3.1 million and included the expenses for the repair of a rotor in a turbine in Varadero. Operating earnings of $9.4 million were generated on revenue of $17.6 million for the six months ended September 30, 2003. Operating, selling, general and administrative costs for the six-month period were $4.6 million, and were primarily affected by the rotor failure in Varadero, which was offset by an estimated insurance recovery, delays in bringing the turbine back into production after the rotor failure as well as the completion of the final stage of the combined cycle operation in May 2003.

Capital expenditures in the third quarter were $0.3 million, and for the six months ended September 30, 2003 were $2.0 million. Capital has been primarily directed towards the completion of the combined cycle. All critical construction activities have been concluded and the commissioning of the facilities is complete.

For the quarter ended September 30, 2003, Sherritt's share of electricity sold was 137,573 MWh. The Corporation has initiated discussions with its Cuban partners in Energas to evaluate the possibility of restructuring the underlying arrangement for the business. The intent of such a restructuring would be to establish a new framework in respect of electricity prices, taxes, allocation of dividends and security for receivables. The new framework, if successfully negotiated, will provide Sherritt with, among other things, an improved platform for further investments in this sector.

OTHER BUSINESSES	Three months ended September 30		Nine months ended September 30	
(unaudited)	**2003**	2002	**2003**	2002
Financial (millions of dollars)				
Revenue	**$ –**	$ 8.9	**$ 17.2**	$ 26.0
Operating, selling, general and administrative	**–**	6.9	**12.9**	20.4
EBITDA (1)	**–**	2.0	**4.3**	5.6
Depletion and amortization	**–**	1.9	**3.6**	5.6
Operating earnings (1)	**$ –**	$ 0.1	**$ 0.7**	$ –
Share of Loss of Equity Investments	**$ 1.4**	$ 0.5	**$ 1.9**	$ 1.7
Capital Expenditures	**–**	0.6	**3.5**	1.1

(1) EBITDA and operating earnings do not have any standardized meaning prescribed by Canadian generally accepted accounting principles and are therefore unlikely to be comparable with similar measures presented by other issuers. Reference should be made to the Canadian GAAP Reconciliation Tables on pages 23 to 28 for a description of EBITDA and operating earnings and a reconciliation of EBITDA and operating earnings to earnings before taxes.

Following the change in the basis of accounting for Sherritt's soybean-based food processing business to equity accounting from proportionate consolidation and the disposal of the telecommunications business, results from Sherritt's Other Businesses will all be reflected in share of loss of equity investments. Share of loss of equity investments also includes results of Sherritt's tourism investment. Sherritt is continuing to evaluate its strategic options in respect of the soybean-based food processing business and the tourism business.

Operating earnings include results from soybean-based food processing and telecommunications up to June 30, 2003. Share of loss from equity investments includes results of Power prior to March 28, 2003.

CANADIAN GAAP RECONCILIATION TABLES

EBITDA is defined as revenue less operating, selling, general and administrative costs, adjusted for severance costs, inventory write-downs, write-off of feasibility studies and other items. EBITDA has been disclosed in order to provide an indication of revenue less cash operating expenses. Operating earnings is a measure used by Sherritt to evaluate operating performance of its operating businesses as it eliminates interest charges, which are a function of the particular financing structure for the business, and certain other charges as presented in the tables below. Net earnings excluding certain items presents net earnings, as reported, adjusted for the above mentioned items as well as certain other items that are not indicative of ongoing operations.

EBITDA, operating earnings and net earnings excluding certain items do not have any standardized meaning prescribed by Canadian generally accepted accounting principles and are therefore unlikely to be comparable with similar measures presented by other issuers. Previously, the Corporation included severance costs, inventory write-downs, write-off of feasibility studies and other items when calculating EBITDA. Until December 31, 2002, the Corporation included provision for site restoration and abandonment and share of loss of equity investments as deductions when calculating EBITDA. Prior period figures have been restated to conform to the new definition.

The following tables reconcile EBITDA and operating earnings to earnings before taxes and reconcile net earnings excluding certain items to Canadian GAAP net earnings, as reported.

CANADIAN GAAP RECONCILIATION TABLES

Three months ended September 30, 2003 (millions of Canadian dollars)	**Coal**	**Metals**	**Oil and Gas**	**Power(2)**	**Other(3)**	**Corporate**	**Consolidated**
Revenue	$ 61.5	$ 61.8	$ 54.0	$ 9.1	$ –	$ –	$ 186.4
Operating, selling, general and administrative	43.0	45.0	10.8	3.1	–	6.6	108.5
Add items excluded from EBITDA (1)	1.3	3.6	–	–	–	–	4.9
EBITDA (restated)	19.8	20.4	43.2	6.0	–	(6.6)	82.8
Depletion and amortization	11.2	4.7	21.7	1.8	–	0.8	40.2
Provision for site restoration and abandonment	1.4	0.2	0.7	–	–	–	2.3
Items excluded from EBITDA:							
Export inventory write-down (1)	1.3	–	–	–	–	–	1.3
Feasibility studies write-off (1)	–	3.6	–	–	–	–	3.6
Operating earnings	5.9	11.9	20.8	4.2	–	(7.4)	35.4
Share of loss of equity investments							(1.4)
Net financing expense							(2.9)
Earnings before taxes							$ 31.1

(1) Items included in operating, selling, general and administrative costs in consolidated statements of operations.

(2) Power operating earnings are reported as a separate segment since March 28, 2003.

(3) Results for soybean-based food processing and telecommunications prior to July 1, 2003 were included in Other.

CANADIAN GAAP RECONCILIATION TABLES (continued)

Three months ended September 30, 2002 (millions of Canadian dollars)	Coal	Metals	Oil and Gas	Other(1)	Corporate	Consolidated
Revenue	$ 79.9	$ 51.3	$ 67.6	$ 8.9	$ –	$ 207.7
Operating, selling, general and administrative	64.2	37.5	10.1	6.9	5.3	124.0
EBITDA (restated)	15.7	13.8	57.5	2.0	(5.3)	83.7
Depletion and amortization	10.6	4.6	22.9	1.9	0.9	40.9
Provision for site restoration and abandonment	1.7	0.2	0.3	–	–	2.2
Operating earnings	3.4	9.0	34.3	0.1	(6.2)	40.6
Write-down of Anaconda Nickel investment						(37.0)
Share of loss of equity investments						(0.5)
Net financing expense						(4.0)
Minority interest						(0.2)
Earnings (loss) before taxes						$ (1.1)

(1) Results for soybean-based food processing and telecommunications prior to July 1, 2003 were included in Other.

CANADIAN GAAP RECONCILIATION TABLES (continued)

Nine months ended September 30, 2003 (millions of Canadian dollars)	Coal	Metals	Oil and Gas	Power(2)	Other(3)	Corporate	Consolidated
Revenue	$ 186.9	$ 221.5	$ 171.9	$ 17.6	$ 17.2	$ –	$ 615.1
Operating, selling, general and administrative	145.1	173.8	37.1	4.6	12.9	16.5	390.0
Add items excluded from EBITDA (1)	12.4	3.6	1.0	–	–	–	17.0
EBITDA (restated)	54.2	51.3	135.8	13.0	4.3	(16.5)	242.1
Depletion and amortization	35.5	13.5	61.8	3.6	3.6	2.6	120.6
Provision for site restoration and abandonment	4.5	0.7	1.1	–	–	–	6.3
Income on redemption of promissory note	(10.7)	–	–	–	–	–	(10.7)
Items excluded from EBITDA:							
Severance (1)	7.5	–	1.0	–	–	–	8.5
Export inventory write-down (1)	4.2	–	–	–	–	–	4.2
Other write-downs (1)	0.7	–	–	–	–	–	0.7
Feasibility studies write-off (1)	–	3.6	–	–	–	–	3.6
Operating earnings	12.5	33.5	71.9	9.4	0.7	(19.1)	108.9
Write-down of Anaconda Nickel investment							(4.0)
Gain on disposal of metallurgical coal assets							13.7
Share of loss of equity investments							(1.9)
Net financing expense							(3.0)
Minority interest							(0.6)
Earnings before taxes							$ 113.1

(1) Items included in operating, selling, general and administrative costs in consolidated statements of operations.

(2) Power operating earnings are reported as a separate segment since March 28, 2003.

(3) Results for soybean-based food processing and telecommunications prior to July 1, 2003 were included in Other.

CANADIAN GAAP RECONCILIATION TABLES (continued)

Nine months ended September 30, 2002 (millions of Canadian dollars)	Coal	Metals	Oil and Gas	Other (2)	Corporate	Consolidated
Revenue	$ 229.2	$ 192.7	$ 161.6	$ 26.0	$ –	$ 609.5
Operating, selling, general and administrative	178.8	145.5	29.2	20.4	13.4	387.3
Add items excluded from EBITDA (1)	–	4.1	–	–	–	4.1
EBITDA (restated)	50.4	51.3	132.4	5.6	(13.4)	226.3
Depletion and amortization	32.0	14.9	54.6	5.6	2.7	109.8
Provision for site restoration and abandonment	5.2	0.8	1.1	–	–	7.1
Items excluded from EBITDA:						
Provision for bad debt (1)	–	4.1	–	–	–	4.1
Operating earnings	13.2	31.5	76.7	–	(16.1)	105.3
Write-down of Anaconda Nickel investment						(37.0)
Share of loss of equity investments						(1.7)
Net financing expense						(10.0)
Minority interest						(0.7)
Earnings before taxes						$ 55.9

(1) Items included in operating, selling, general and administrative costs in consolidated statements of operations.

(2) Results for soybean-based food processing and telecommunications prior to July 1, 2003 were included in Other.

CANADIAN GAAP RECONCILIATION TABLES (continued)

(millions of Canadian dollars)	Three months ended September 30 2003	2002	Nine months ended September 30 2003	2002
Canadian GAAP net earnings (loss), as reported	**$ 20.6**	$ (1.1)	**$ 88.9**	$ 45.8
Coal export inventory write-down	**1.3**	–	**4.2**	–
Metals feasibility studies write-off	**3.6**	–	**3.6**	–
Coal severance	**–**	–	**7.5**	–
Oil and Gas severance	**–**	–	**1.0**	–
Coal other write-downs	**–**	–	**0.7**	–
Metals provision for bad debt	**–**	–	**–**	4.1
Income on redemption of promissory note	**–**	–	**(10.7)**	–
Write-down of Anaconda Nickel investment	**–**	37.0	**4.0**	37.0
Gain on disposal of metallurgical coal assets	**–**	–	**(13.7)**	–
Currency translation adjustments	**3.2**	(0.4)	**(1.0)**	(5.1)
Income tax impact of above items and tax rate changes	**(1.7)**	(9.0)	**(5.6)**	(7.0)
Net earnings, excluding certain items	**$ 27.0**	$ 26.5	**$ 78.9**	$ 74.8

SCHEDULE OF SELECTED CURRENT ASSETS AND ACCOUNTS PAYABLE BY OPERATING SEGMENT

September 30, 2003 (millions of Canadian dollars)	Coal	Metals	Oil and Gas	Power	Other	Corporate	Consolidated
Accounts receivable	$ 39.2	$ 36.2	$ 177.3	$ 22.8	$ –	$ 18.3	$ 293.8
Inventories	24.8	68.0	–	2.9	–	–	95.7
Overburden removal costs	2.1	–	–	–	–	–	2.1
Prepaid expenses	3.1	2.4	1.2	–	0.6	0.3	7.6
Future income taxes	–	6.9	5.0	–	–	–	11.9
	$ 69.2	$ 113.5	$ 183.5	$ 25.7	$ 0.6	$ 18.6	$ 411.1
Accounts payable and accrued liabilities	$ 50.2	$ 49.4	$ 44.2	$ 7.7	$ –	$ 0.8	$ 152.3

June 30, 2003 (millions of Canadian dollars)	Coal	Metals	Oil and Gas	Power	Other	Corporate	Consolidated
Accounts receivable	$ 44.0	$ 42.9	$ 185.5	$ 16.5	$ –	$ 23.5	$ 312.4
Inventories	28.3	58.0	–	3.1	–	–	89.4
Overburden removal costs	2.0	–	–	–	–	–	2.0
Prepaid expenses	2.2	3.4	0.8	–	1.7	0.4	8.5
Future income taxes	–	5.1	–	–	–	–	5.1
	$ 76.5	$ 109.4	$ 186.3	$ 19.6	$ 1.7	$ 23.9	$ 417.4
Accounts payable and accrued liabilities	$ 50.2	$ 40.1	$ 45.7	$ 9.4	$ –	$ 3.5	$ 148.9

March 31, 2003 (millions of Canadian dollars)	Coal	Metals	Oil and Gas	Power(1)	Other(2)	Corporate	Consolidated
Accounts receivable	$ 35.7	$ 34.8	$ 189.1	$ 12.3	$ 4.7	$ 22.6	$ 299.2
Inventories	30.8	72.6	--	2.9	4.1	–	110.4
Overburden removal costs	2.3	–	–	–	–	–	2.3
Prepaid expenses	2.4	4.5	1.8	–	3.2	–	11.9
Future income taxes	–	5.3	–	–	–	–	5.3
	$ 71.2	$ 117.2	$ 190.9	$ 15.2	$ 12.0	$ 22.6	$ 429.1
Accounts payable and accrued liabilities	$ 53.7	$ 56.4	$ 48.5	$ 6.2	$ 12.0	$ 18.2	$ 195.0

SCHEDULE OF SELECTED CURRENT ASSETS AND ACCOUNTS PAYABLE BY OPERATING SEGMENT (continued)

December 31, 2002 (millions of Canadian dollars)	Coal	Metals	Oil and Gas	Power(1)	Other(2)	Corporate	Consolidated
Accounts receivable	$ 31.9	$ 31.8	$ 172.3	$ –	$ 4.5	$ 10.9	$ 251.4
Inventories	43.1	65.9	–	–	4.0	–	113.0
Overburden removal costs	14.7	–	–	–	–	–	14.7
Prepaid expenses	2.2	2.2	0.4	–	3.2	(0.1)	7.9
Future income taxes	–	4.7	–	–	–	–	4.7
	$ 91.9	$ 104.6	$ 172.7	$ –	$ 11.7	$ 10.8	$ 391.7
Accounts payable and accrued liabilities	$ 28.1	$ 41.8	$ 40.8	$ –	$ 11.5	$ 8.7	$ 130.9

(1) Prior to March 28, 2003, Power was equity-accounted.

(2) Prior to July 1, 2003, the soybean-based food processing and the telecommunications businesses were proportionately consolidated.

Consolidated Balance Sheets

(millions of Canadian dollars)	September 30 2003 (unaudited)	December 31 2002 (audited)
ASSETS		
Current assets		
Cash and short-term investments	**$ 235.4**	$ 193.0
Restricted cash	**8.8**	17.6
Advances and loans receivable	**84.9**	38.5
Accounts receivable	**293.8**	251.4
Inventories	**95.7**	113.0
Overburden removal costs	**2.1**	14.7
Prepaid expenses	**7.6**	7.9
Future income taxes	**11.9**	4.7
	740.2	640.8
Capital assets	**1,262.7**	1,124.3
Investments (note 2)	**105.9**	99.5
Future income taxes	**38.2**	38.2
Other assets	**134.8**	122.7
	$ 2,281.8	$ 2,025.5
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short-term debt	**$ 21.7**	$ 32.1
Accounts payable and accrued liabilities	**152.3**	130.9
Current portion of long-term debt	**2.3**	12.5
Site restoration and abandonment	**9.7**	8.7
Future income taxes	**0.7**	1.7
Swaps and forward contracts	**0.3**	1.5
	187.0	187.4
Long-term debt	**319.0**	242.7
Site restoration and abandonment	**42.8**	45.2
Future income taxes	**181.3**	190.9
Minority interest	**—**	5.0
	730.1	671.2
Shareholders' equity (note 4)		
Convertible debentures	**587.3**	587.3
Capital stock	**581.6**	451.0
Contributed surplus	**199.8**	199.8
Retained earnings	**183.0**	116.2
	1,551.7	1,354.3
	$ 2,281.8	$ 2,025.5

Consolidated Statements of Operations

(unaudited)

(millions of Canadian dollars except per share amounts)	Three months ended September 30 2003	Three months ended September 30 2002	Nine months ended September 30 2003	Nine months ended September 30 2002
Revenue	**$ 186.4**	$ 207.7	**$ 615.1**	$ 609.5
Operating, selling, general and administrative	**108.5**	124.0	**390.0**	387.3
Earnings before undernoted items	**77.9**	83.7	**225.1**	222.2
Depletion and amortization	**40.2**	40.9	**120.6**	109.8
Gain on disposal of metallurgical coal assets (note 3)	**–**	–	**(13.7)**	–
Net financing expense (note 6)	**2.9**	4.0	**3.0**	10.0
Other items (note 7)	**3.7**	39.9	**2.1**	46.5
Earnings (loss) before taxes	**31.1**	(1.1)	**113.1**	55.9
Income taxes (recovery)				
Current	**17.7**	3.5	**44.9**	14.2
Future	**(7.2)**	(3.5)	**(20.7)**	(4.1)
	10.5	–	**24.2**	10.1
Net earnings (loss)	**$ 20.6**	$ (1.1)	**$ 88.9**	$ 45.8
Earnings (loss) per restricted voting share *(note 8)*				
Basic	**$ 0.11**	$ (0.07)	**$ 0.58**	$ 0.29
Diluted	**0.10**	(0.07)	**0.48**	0.28

Consolidated Statements of Retained Earnings

(unaudited)

(millions of Canadian dollars)	Three months ended September 30 2003	Three months ended September 30 2002	Nine months ended September 30 2003	Nine months ended September 30 2002
Beginning of period	**$ 168.8**	$ 114.4	**$ 116.2**	$ 79.0
Net earnings (loss)	**20.6**	(1.1)	**88.9**	45.8
Interest on convertible debentures (note 4)	**(6.4)**	(5.9)	**(22.1)**	(17.4)
End of period	**$ 183.0**	$ 107.4	**$ 183.0**	$ 107.4

Consolidated Statements of Cash Flow

(unaudited)

(millions of Canadian dollars)	Three months ended September 30 2003	2002	Nine months ended September 30 2003	2002
Operating activities				
Net earnings (loss)	**$ 20.6**	$ (1.1)	**$ 88.9**	$ 45.8
Items not affecting cash				
Depletion and amortization	**40.2**	40.9	**120.6**	109.8
Write-down of investments	**–**	37.0	**4.0**	37.0
Gain on sale of metallurgical coal assets	**–**	–	**(13.7)**	–
Site restoration and abandonment	**(0.2)**	(0.4)	**(0.1)**	(0.5)
Future income taxes	**(7.2)**	(3.5)	**(20.7)**	(4.1)
Foreign exchange losses (gains)	**3.2**	(0.4)	**(1.0)**	(5.1)
Other items	**5.6**	(0.6)	**6.6**	(9.5)
Cash provided before working capital changes	**62.2**	71.9	**184.6**	173.4
Decrease (increase) in non-cash working capital				
Accounts receivable	**14.8**	(3.2)	**(60.0)**	33.3
Inventories	**(6.4)**	(4.6)	**17.4**	(3.3)
Overburden removal costs	**(0.1)**	0.1	**0.7**	(1.5)
Prepaid expenses	**0.9**	0.9	**(1.0)**	0.5
Accounts payable and accrued liabilities	**(5.3)**	2.8	**1.0**	6.5
	3.9	(4.0)	**(41.9)**	35.5
Cash provided from operating activities	**66.1**	67.9	**142.7**	208.9
Investing activities				
Capital expenditures	**(13.9)**	(37.2)	**(68.5)**	(92.9)
Proceeds from sale of investments	**70.3**	–	**97.3**	–
Investments and acquisition of businesses (note 3)	**–**	(0.1)	**(224.1)**	3.9
Net proceeds from sale of capital assets	**0.1**	0.2	**0.7**	7.7
Restricted cash	**(2.8)**	0.2	**8.8**	8.3
Other assets	**4.8**	(0.4)	**13.2**	2.0
Cash provided by (used for) investing activities	**58.5**	(37.3)	**(172.6)**	(71.0)
Financing activities				
Short-term debt	**(34.8)**	3.9	**(5.3)**	(3.8)
Long-term debt	**(0.8)**	(0.8)	**(7.5)**	(2.8)
Convertible debenture interest payments	**–**	–	**(18.0)**	(18.0)
Issue of restricted voting shares	**0.2**	0.2	**103.1**	0.2
Cash provided by (used for) financing activities	**(35.4)**	3.3	**72.3**	(24.4)
Increase in net cash	**89.2**	33.9	**42.4**	113.5
Net cash at beginning of period	**146.2**	203.7	**193.0**	124.1
Net cash at end of period	**$ 235.4**	$ 237.6	**$ 235.4**	$ 237.6

Net cash consists of cash and short-term investments.

For the three-month period ended September 30, 2003, the Corporation received interest of $11.1 million (2002 – $5.5 million), paid interest on debt of $6.2 million (2002 – $0.4 million) and paid taxes of $12.4 million (2002 – $1.1 million). For the nine-month period ended September 30, 2003, the Corporation received interest of $13.7 million (2002 – $10.5 million), paid interest on debt of $20.8 million (2002 – $17.4 million) and paid taxes of $33.5 million (2002 – $1.8 million).

Notes to Interim Consolidated Financial Statements

(Unaudited)
(All tabular dollar amounts expressed in millions of Canadian dollars, except per share amounts)

1 Summary of accounting policies

These interim consolidated financial statements follow the same accounting policies as the consolidated financial statements for the year ended December 31, 2002. The disclosures contained in these interim consolidated financial statements do not include all requirements of Canadian generally accepted accounting principles for annual financial statements. Accordingly, the interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2002.

2 Accounting for investments

Effective June 30, 2003, the Corporation changed the applicable basis of accounting for its investments in telecommunications and soybean-based food processing businesses from proportionate consolidation to the equity method. The change has been applied prospectively and results in a reclassification of the individual balance sheet amounts of these businesses to investments on the balance sheet. Commencing July 1, 2003, the Corporation's proportionate share of net earnings (loss) of these businesses is recognized as part of share of loss of equity investments.

The change in accounting for these investments arose from the Corporation's decision to participate in the Cuban government's initiative to consolidate the telecommunications industry in Cuba and the identification of working capital, financing and operating factors that diminished the Corporation's ability to jointly control the operating, investing and financing policies of the soybean-based food processing business.

Balance sheet reclassifications at June 30, 2003 were as follows:

Increase in working capital	$ 7.2
Decrease in capital assets	(35.4)
Increase in investments	81.2
Decrease in other assets	(58.6)
Decrease in minority interest	5.6

On August 31, 2003, the Corporation disposed of its interest in the Cuban telecommunications business by selling its 40% indirect interest in Teléfonos Celulares de Cuba, S.A. The Corporation's share of proceeds of U.S.$34.4 million approximated the net book value and comprised cash of U.S.$8 million and a note receivable of U.S.$26.4 million. The note bears interest at 6% per annum and is to be repaid in quarterly instalments ending in August 2007. Based on a 10% discount rate, the estimated fair value and carrying value of the note receivable was recorded at $34.2 million.

3 Acquisitions

(a) Transactions involving Fording Canadian Coal Trust

On January 13, 2003, Sherritt Coal Partnership II ("SCPII"), a partnership equally owned by subsidiaries of the Corporation and Ontario Teachers' Pension Plan ("Teachers'"), reached an agreement ("Fording Arrangement") with Fording Inc. ("Fording"), Teck Cominco Limited ("Teck") and Westshore Terminals Income Fund that combined certain metallurgical coal assets and port facilities jointly owned by Luscar Energy Partnership ("Luscar Energy"), a 50% partnership between the Corporation and Teachers', and CONSOL Energy Inc. ("CONSOL") with the metallurgical coal assets of Fording and Teck, in conjunction with a plan of arrangement to convert Fording into the Fording Canadian Coal Trust ("Fording Trust"). The transaction was completed on February 28, 2003.

Under the Fording Arrangement, SCPII acquired Fording's prairie operations for cash consideration of $225 million plus an amount for working capital and a royalty on certain future expansions. The prairie operations primarily consist of (i) the 50% joint venture interest in the Genesee mine and the contract mining operations at the Highvale and Whitewood mines, all of which supply coal to adjacent power plants near Edmonton, Alberta, (ii) certain coal and potash royalty agreements, and (iii) substantial non-producing coal and mineral reserves and resources. In addition, Sherritt invested $100 million in the Fording Trust in exchange for approximately 2.9 million units of the Fording Trust.

The acquisition of 2.9 million Fording Trust units and the prairie operations occurred concurrently as part of the Fording transactions. The Corporation's interest in the prairie operations and 2.9 million Fording Trust units has been allocated on a preliminary basis as at February 28, 2003 (the date of closing of the Fording Arrangement) as follows:

Acquisition funding and cost	
Cash	$ 159.5
Increase in short-term debt	56.0
Total cash paid	215.5
Consideration due to Fording	0.8
Transaction costs	1.3
Total acquisition cost	$ 217.6
Allocation of acquisition cost	
Investment in Fording Trust units	$ 90.0
Capital assets	140.0
Net working capital	(5.2)
Future income taxes	(7.2)
	$ 217.6

The value of the 2.9 million Fording Trust units purchased was recorded at $31.50 per unit, which was their implied trading value around the date of the announcement of the Fording Arrangement.

The Fording Arrangement designated separate amounts as the consideration paid by Sherritt, directly and indirectly, for the 2.9 million Fording Trust units and the prairie operations. As these acquisitions occurred concurrently and the fair value of the Fording Trust units is determinable by reference to trading value, the excess of the total acquisition cost over the fair value of the Fording Trust units has been allocated to capital assets.

In addition to the acquisition of the prairie operations and Fording Trust units, affiliates of the Corporation and Teachers' received an aggregate of 3.2 million units of Fording Trust in exchange for contributing their metallurgical assets to the Fording Trust. As part of the transfer, Luscar Energy and CONSOL agreed to retain certain site restoration and employee liabilities in respect of the metallurgical coal assets. The retained site restoration liabilities extend for an unlimited period of time and the maximum potential liability depends upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Approximately $4.0 million has been accrued with respect to this site restoration obligation. Pursuant to this transaction, Sherritt recognized a pre-tax gain of $13.7 million.

Subsequent to the transaction, Sherritt has disposed of its 2.9 million directly held Fording Trust units, including the sale of approximately 2 million units in the third quarter for proceeds approximately equivalent to their book value of $59.2 million. Accordingly, as at September 30, 2003, Sherritt held 1.6 million units representing an effective 3.4% indirect interest in the Fording Trust with a market value of approximately $47 million and a book value of approximately $48 million, after adjustment for special distributions recorded as a return of capital.

(b) Sherritt Power Corporation

On March 28, 2003, a wholly-owned subsidiary of Sherritt amalgamated with Sherritt Power Corporation ("Sherritt Power"), a publicly-traded company in which the Corporation had an existing 49.7% interest. Pursuant to the amalgamation, shareholders of Sherritt Power received 1.45 restricted voting shares ("Shares") of Sherritt for each common share of Sherritt Power, resulting in the issuance of approximately 5.9 million Shares. Concurrent with the amalgamation, the terms of the outstanding 12.125% unsecured Sherritt Power notes due March 31, 2007 were amended to, among other things, change the interest rate to 9.875%, extend the maturity date to March 31, 2010 and remove the amortizing feature such that the repayment obligation was postponed until March 31, 2010. In addition, an aggregate of $15.3 million principal amount of the Sherritt Power notes was repaid upon the amalgamation being effected. Immediately following the amalgamation, the company resulting from the amalgamation transferred all of the Sherritt Power assets to Sherritt and Sherritt assumed all of the liabilities of the amalgamated company, including the outstanding $105 million principal amount of the Sherritt Power notes (the amended notes assumed are referred to as the "Sherritt Senior Debentures").

On April 1, 2003, the Sherritt Power assets owned by Sherritt were transferred to a wholly-owned subsidiary, Sherritt Power Ltd. Accordingly, following these transactions, Sherritt indirectly owns 100% of the assets and liabilities previously held by Sherritt Power.

This transaction was accounted for by Sherritt using the purchase method of accounting and, accordingly, the Corporation has fully consolidated the results of this business from March 29, 2003 onwards.

Prior to this transaction, the Corporation accounted for its 49.7% investment in Sherritt Power using the equity method of accounting.

The consolidated net assets acquired were:

Acquisition cost	
Paid to former Sherritt Power noteholders	$ 15.3
Consideration in Shares	27.5
Transaction costs	0.5
Cash acquired	(4.4)
	38.9
Balance of Sherritt's equity investment from original 49.7% investment	9.7
Sherritt's investment in Sherritt Power notes	60.2
	$ 108.8
Allocation of acquisition cost	
Capital assets	$ 104.7
Net non-cash working capital	53.3
Other assets	49.5
Intangible assets	25.2
Long-term debt	(105.0)
Other liabilities	(18.9)
	$ 108.8

The Corporation is in the process of reviewing the allocation of acquisition costs to amortizable intangible assets, such as contracts and customer relationship assets. The Corporation expects to finalize the allocation of acquisition costs in the fourth quarter.

The amended trust indenture authorizes the issue of additional unsecured notes thereunder up to an aggregate outstanding principal amount, including the existing Sherritt Senior Debentures, of $300,000,000. The Sherritt Senior Debentures bear interest at the rate of 9.875% per annum from and including April 1, 2003, payable in semi-annual instalments on March 31 and September 30 in each year beginning September 30, 2003. The Sherritt Senior Debentures may be redeemed in certain circumstances at the option of the Corporation. The amended trust indenture contains certain customary covenants on the part of the Corporation.

Sherritt is required to have the Sherritt Senior Debentures rated by a recognized rating agency by December 31, 2003. In the event that the Sherritt Senior Debentures have not received such a rating by that date, a fee of 2% of the principal amount of Sherritt Senior Debentures will be paid to the holders of the Sherritt Senior Debentures within 30 days of December 31, 2003. Sherritt has initiated such a review and expects to have a rating prior to December 31, 2003.

4 Shareholders' equity

Convertible debentures comprise $600 million (December 31, 2002 – $600 million) principal amount of 6% convertible unsecured subordinated debentures issued in November 1996. The debentures have a maturity date of December 15, 2006.

Interest on the convertible debentures for the nine months ended September 30, 2003 is stated net of tax relief of $6.3 million (2002 – $10.9 million).

The Corporation's outstanding restricted voting shares ("Shares") are as follows:

	Number		Stated Capital	
	September 30, 2003	December 31, 2002	**September 30, 2003**	December 31, 2002
Beginning of year	**97,761,889**	97,711,764	**$ 451.0**	$ 450.8
Shares issued:				
Sherritt Power amalgamation	**5,872,500**	–	**27.5**	–
Public offering	**27,500,000**	–	**102.9**	–
Stock compensation plans	**40,290**	50,125	**0.2**	0.2
	131,174,679	97,761,889	**$ 581.6**	$ 451.0

Issued capital stock at September 30, 2003 also includes 100 (December 31, 2002 – 100) multiple voting shares. The multiple voting shares are convertible into Shares on a share-per-share basis upon the occurrence of certain events. If all of the convertible debentures were converted into Shares at the option of the holders, up to 68,376,068 additional Shares may be issued on or before December 14, 2006.

5 Stock compensation plans

In respect of the Sherritt Power amalgamation (see note 3(b)), the Corporation assumed responsibility for Sherritt Power's stock-linked compensation plan (the "Plan"). Immediately prior to the acquisition, 582,500 Participation Units ("Power Units") were held by the former directors and key employees of Sherritt Power. The Power Units represented a right to receive a cash amount payable by Sherritt Power to a participant at time of exercise determined by reference to the amount by which the market price of Sherritt Power's shares exceeded the base price. All outstanding Power Units were fully vested and exercisable as of September 30, 2003.

Pursuant to the terms of the transaction, the terms of the outstanding Power Units were amended such that the number of Power Units was increased to 1.45 times the number of Power Units outstanding at the time of the amalgamation. The number of Power Units outstanding at September 30, 2003 was 837,375. The base price per Share of each Power Unit has been adjusted to the base price immediately prior to the amalgamation, divided by 1.45. For the nine months ended September 30, 2003, 7,250 Power Units have been exercised for cash compensation of $18,270. There are currently 540,125 Power Units outstanding with a base price of $1.93 and 297,250 Power Units outstanding with a base price of $2.07.

A liability of $2.1 million was recorded upon acquisition in respect of the Power Units at March 29, 2003. The amount of the liability on September 30, 2003 was $2.4 million.

For the nine months ended September 30, 2003, no options were issued under the Employee and Director Stock Option Plan and no Participation Units were issued under the stock-linked compensation plan. A total of 40,290 Shares were subscribed for and issued to employees under the Employee Share Purchase Plan for the nine months ended September 30, 2003.

During the second quarter, the Corporation established a Restricted Share Unit ("RSU") and Deferred Share Unit ("DSU") Plan. Under the terms of the RSU/DSU Plan, up to 450,000 RSUs and DSUs are available to be granted to employees. The RSUs and DSUs represent a right to receive a cash amount payable by the Corporation to a participant at the end of the vesting period for RSUs or at retirement, death or termination date for DSUs determined by reference to the market price of a single share of the Corporation. The RSUs vest no later than the earlier of the third anniversary following December 1 of the calendar year in which the granting of the RSUs occurs and the death of the employee. Compensation expense related to the RSUs and DSUs is accrued over the vesting period of the RSU/DSU Plan based on the expected total compensation to be paid out at the end of the vesting period, factoring in the probability of any performance-based criteria being met during the vesting period and the change in the market price of the share. For the nine months ended September 30, 2003, 376,000 RSUs and 17,864 DSUs have been issued. Compensation expense of $0.2 million has been recorded in the third quarter.

6 Net financing expense

	Three months ended September 30		Nine months ended September 30	
	2003	2002	**2003**	2002
Investment income	**$ (12.6)**	$ (3.1)	**$ (21.7)**	$ (7.5)
Interest expense	**12.0**	7.5	**24.3**	21.0
Foreign exchange loss (gains)	**3.2**	(0.4)	**(1.0)**	(5.1)
Realized loss on sale of investments	**0.3**	–	**1.4**	1.6
	$ 2.9	$ 4.0	**$ 3.0**	$ 10.0

7 Other items

	Three months ended September 30		Nine months ended September 30	
	2003	2002	**2003**	2002
Income on redemption of promissory note	**$ –**	$ –	**$ (10.7)**	$ –
Write-down of Anaconda Nickel investment	**–**	37.0	**4.0**	37.0
Provision for site restoration and abandonment	**2.3**	2.2	**6.3**	7.1
Share of loss of equity investments	**1.4**	0.5	**1.9**	1.7
Minority interest	**–**	0.2	**0.6**	0.7
	$ 3.7	$ 39.9	**$ 2.1**	$ 46.5

8 Earnings per restricted voting share

The following table presents the calculation of basic and diluted earnings per restricted voting share. In the table, the number of shares is stated in millions.

	Three months ended September 30		Nine months ended September 30	
	2003	2002	**2003**	2002
Net earnings (loss)	**$ 20.6**	$ (1.1)	**$ 88.9**	$ 45.8
Interest on convertible debentures	**(6.4)**	(5.9)	**(22.1)**	(17.4)
Net earnings (loss) applicable to shareholders	**14.2**	(7.0)	**66.8**	28.4
Interest on convertible debentures	**6.4**	–	**22.1**	17.4
Net earnings (loss) applicable to shareholders plus assumed conversion	**$ 20.6**	$ (7.0)	**$ 88.9**	$ 45.8
Weighted average number of shares – basic	**131.2**	97.8	**115.3**	97.7
Weighted average effect of dilutive securities:				
Employee stock options	**0.2**	–	**0.2**	0.3
Convertible debentures	**68.4**	–	**68.4**	68.4
Weighted average number of shares for dilution calculation	**199.8**	97.8	**183.9**	166.4
Earnings (loss) per restricted voting share				
Basic	**$ 0.11**	$ (0.07)	**$ 0.58**	$ 0.29
Diluted	**0.10**	(0.07)	**0.48**	0.28

9 Segmented information

Reference should be made to Sherritt's consolidated financial statements for a full description of operating segments. Following the acquisition of Sherritt Power, Sherritt is now reporting a new Power operating segment.

Three months ended September 30, 2003 (millions of Canadian dollars)	**Coal**	**Metals**	**Oil and Gas**	**Power(1)**	**Other**	**Corporate**	**Consolidated**
Revenue	$ 61.5	$ 61.8	$ 54.0	$ 9.1	$ –	$ –	$ 186.4
Operating, selling, general and administrative	43.0	45.0	10.8	3.1	–	6.6	108.5
Earnings (loss) before *undernoted items*	18.5	16.8	43.2	6.0	–	(6.6)	77.9
Depletion and amortization	11.2	4.7	21.7	1.8	–	0.8	40.2
Provision for site restoration and abandonment	1.4	0.2	0.7	–	–	–	2.3
Operating earnings (loss)	5.9	11.9	20.8	4.2	–	(7.4)	35.4
Share of loss of equity investments							(1.4)
Net financing expense							(2.9)
Earnings before taxes							31.1
Capital expenditures	1.5	4.1	7.9	0.3	–	0.1	13.9
Assets	872.8	338.2	495.5	254.4	99.2	221.7	2,281.8

(1) Power operating earnings and capital expenditures are included as a separate reporting segment since March 28, 2003.

Three months ended September 30, 2002 (millions of Canadian dollars)	Coal	Metals	Oil and Gas	Other	Corporate	Consolidated
Revenue	$ 79.9	$ 51.3	$ 67.6	$ 8.9	$ –	$ 207.7
Operating, selling, general and administrative	64.2	37.5	10.1	6.9	5.3	124.0
Earnings (loss) before undernoted items	15.7	13.8	57.5	2.0	(5.3)	83.7
Depletion and amortization	10.6	4.6	22.9	1.9	0.9	40.9
Provision for site restoration and abandonment	1.7	0.2	0.3	–	–	2.2
Operating earnings (loss)	3.4	9.0	34.3	0.1	(6.2)	40.6
Write-down of investment						(37.0)
Share of loss of equity investments						(0.5)
Net financing expense						(4.0)
Minority interest						(0.2)
Earnings (loss) before taxes						(1.1)
Capital expenditures	6.5	3.0	26.9	0.6	0.2	37.2
Assets	752.1	337.9	550.2	208.5	162.0	2,010.7

Nine months ended September 30, 2003 (millions of Canadian dollars)	Coal	Metals	Oil and Gas	Power(1)	Other	Corporate	Consolidated
Revenue	$ 186.9	$ 221.5	$ 171.9	$ 17.6	$ 17.2	$ –	$ 615.1
Operating, selling, general and administrative	145.1	173.8	37.1	4.6	12.9	16.5	390.0
Earnings (loss) before undernoted items	41.8	47.7	134.8	13.0	4.3	(16.5)	225.1
Depletion and amortization	35.5	13.5	61.8	3.6	3.6	2.6	120.6
Provision for site restoration and abandonment	4.5	0.7	1.1	–	–	–	6.3
Income on redemption of promissory note	(10.7)	–	–	–	–	–	(10.7)
Operating earnings (loss)	12.5	33.5	71.9	9.4	0.7	(19.1)	108.9
Write-down of Anaconda Nickel investment							(4.0)
Gain on disposal of metallurgical coal assets							13.7
Share of loss of equity investments							(1.9)
Net financing expense							(3.0)
Minority interest							(0.6)
Earnings before taxes							113.1
Capital expenditures	7.1	9.8	45.2	2.0	3.5	0.9	68.5

(1) Power operating earnings and capital expenditures are included as a separate reporting segment since March 28, 2003.

Nine months ended September 30, 2002 (millions of Canadian dollars)	Coal	Metals	Oil and Gas	Other	Corporate	Consolidated
Revenue	$ 229.2	$ 192.7	$ 161.6	$ 26.0	$ –	$ 609.5
Operating, selling, general and administrative	178.8	145.5	29.2	20.4	13.4	387.3
Earnings (loss) before undernoted items	50.4	47.2	132.4	5.6	(13.4)	222.2
Depletion and amortization	32.0	14.9	54.6	5.6	2.7	109.8
Provision for site restoration and abandonment	5.2	0.8	1.1	–	–	7.1
Operating earnings (loss)	13.2	31.5	76.7	–	(16.1)	105.3
Write-down of investment						(37.0)
Share of loss of equity investments						(1.7)
Net financing expense						(10.0)
Minority interest						(0.7)
Earnings before taxes						55.9
Capital expenditures	16.8	5.6	68.9	1.1	0.5	92.9

Geographic Segments

Three months ended September 30		2003		2002
	Revenue	**Capital Assets**	Revenue	Capital Assets and Goodwill
Canada	**$ 86.0**	**$ 821.4**	$ 69.8	$ 729.6
Cuba	**58.7**	**429.3**	74.7	390.0
Europe	**23.3**	**5.2**	24.5	7.7
Asia	**14.6**	**6.8**	22.3	6.7
Other foreign countries	**3.8**	**–**	16.4	–
	$ 186.4	**$ 1,262.7**	$ 207.7	$ 1,134.0

Nine months ended September 30		2003		2002
	Revenue	**Capital Assets**	Revenue	Capital Assets and Goodwill
Canada	**$ 278.7**	**$ 821.4**	$ 241.5	$ 729.6
Cuba	**199.3**	**429.3**	182.3	390.0
Europe	**74.0**	**5.2**	84.0	7.7
Asia	**46.8**	**6.8**	60.8	6.7
Other foreign countries	**16.3**	**–**	40.9	–
	$ 615.1	**$ 1,262.7**	$ 609.5	$ 1,134.0

10 Financial instruments

Unutilized lines of credit as at September 30, 2003 were $39.2 million.

Sherritt has provided a guarantee in respect of a $15 million working capital facility in a company equally owned by subsidiaries of Sherritt and Teachers'. This facility expires on November 30, 2003. The amount drawn on this facility as at September 30, 2003 was $12 million.

11 Commitments and contingencies

On January 13, 2003, Luscar Energy agreed to transfer substantially all of its metallurgical coal assets to Fording Canadian Coal Trust effective February 28, 2003. Certain steps of the agreement have not been finalized due to differences in interpretation between certain parties to the transaction. Outstanding issues include working capital adjustments, federal Goods and Services Taxes on certain payments made under the agreement, and obligations for reclamation activities. It is not possible at this time to predict the outcome of any resolution of these issues. The Corporation believes that the ultimate resolution of these items will not have a material adverse effect on the Corporation's consolidated earnings, its cash flow or financial position.

12 Comparative amounts

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

13 Subsequent events

On October 29, 2003 Sherritt issued an offer to exchange ("Offer") up to $300 million principal amount of its outstanding 6% convertible unsecured subordinated debentures due December 15, 2006 for up to $300 million principal amount of new 7% convertible unsecured subordinated debentures due December 15, 2013. The offer is subject to the terms and conditions set forth in the Offer and in the related circular and letter of transmittal. The new convertible debentures will be convertible at the holder's option into Shares at a price of $7.00 per Share. They will not be redeemable by Sherritt prior to December 16, 2006.

On October 17, 2003, SCPII, a partnership owned equally by subsidiaries of Sherritt and Teachers', transferred ownership of all thermal coal assets and other mineral interests held by the partnership to Luscar Ltd., a wholly-owned subsidiary of Luscar Energy.

SCPII, Luscar Ltd. and Luscar Energy are all owned, as to 50% each directly or indirectly, by Sherritt and Teachers'. The transfer, effected by an internal reorganization among these entities and their subsidiaries, involved a distribution by Luscar Ltd. to its ultimate owners, Sherritt and Teachers', of approximately 3 million units of Fording Canadian Coal Trust and $70 million in cash. The remaining portion of the transfer was effected by an incremental equity investment by Sherritt and Teachers' in Luscar Energy.

The transfer was effected at fair market value in accordance with the requirements of Luscar Coal Ltd.'s senior notes. For accounting purposes, the transfer will be recorded at book value due to the related party nature of the transaction.

sherritt

Sherritt International Corporation
1133 Yonge Street
Toronto, Ontario
Canada M4T 2Y7

For further investor information contact
Investor Relations
Telephone (416) 924 4551
Toll-free 1 800 704 6698
Fax (416) 924 5015

www.sherritt.com

Exhibit 12

Management's Discussion and Analysis

The following discussion and analysis of the financial results of Sherritt International Corporation should be read in conjunction with the unaudited consolidated financial statements and related notes contained in this interim report as well as with management's discussion and analysis, and the audited consolidated financial statements and related notes contained in the Corporation's 2002 annual report.

Net earnings of the Corporation for the third quarter of 2003 were $20.6 million or $0.11 per restricted voting share (share) compared to a net loss of $1.1 million or $0.07 per share for the same period in 2002. Excluding the impact to net earnings of certain items, such as inventory write-downs, foreign currency translation gains or losses, the write-off of feasibility studies, and the write-down of the Anaconda Nickel investment in 2002, net earnings for the third quarter were $27.0 million or $0.16 per share compared with $26.5 million or $0.21 per share for the same period last year. EBITDA for the quarter of $82.8 million was largely unchanged from the prior year quarter, reflecting higher earnings in Coal and Metals and the inclusion of earnings from the Power business following the amalgamation of Sherritt Power, offset by lower earnings in the Oil and Gas business. Net earnings for the prior year quarter included a $29.8 million ($37 million before tax) write-down of the Anaconda Nickel investment.

Net earnings of the Corporation for the first nine months of 2003 were $88.9 million or $0.58 per share compared with net earnings of $45.8 million or $0.29 per share for the same period in 2002. EBITDA for the nine months was $242.1 million compared with $226.3 million in the prior year period, mainly due to the inclusion of EBITDA from the Power business since March 28, 2003 of $13.0 million. Net earnings for the first nine months included a $6.8 million ($13.7 million before tax) gain on the sale of the metallurgical coal assets and income on the redemption of a promissory note of $7.2 million ($10.7 million before tax). Excluding the impact of these and certain other items, including foreign currency translation gains or losses, net earnings for the nine-month period were $78.9 million or $0.49 per share compared with $74.8 million or $0.59 per share for the same period last year.

SIGNIFICANT DEVELOPMENTS

Sherritt has undergone a significant transformation during 2003. A series of transactions including the acquisition of thermal coal operations from Fording Inc., acquisition of the outside interest in Sherritt Power, raising of $110 million in equity capital, sale of metallurgical coal operations and sale of the telecommunications business have resulted in the Corporation being well positioned to benefit from strong commodity prices and favourable growth opportunities. Sherritt has improved its liquidity and capitalization and now has significant cash on hand of $244 million and profitable operations that are generating cash flow in excess of capital requirements. The third quarter and subsequent transactions contributing to this transformation are described in more detail in the following paragraphs.

During the third quarter, the Corporation disposed of its interest in the Cuban telecommunications business by selling its 40% indirect interest in Teléfonos Celulares de Cuba, S.A. The Corporation's share of proceeds of U.S.$34.4 million was approximately equal to the net book value and was comprised of cash of U.S.$8 million and a note receivable of U.S.$26.4 million. The note bears interest at 6% per annum and is to be repaid in quarterly instalments ending in August 2007. For accounting purposes, as required by CICA recommendations, management has selected a 10% discount rate for the purpose of estimating the fair value and carrying value of Sherritt's share of the note receivable which was $34.2 million at September 30, 2003.

Subsequent to the end of the third quarter, Sherritt issued an offer to exchange up to $300 million principal amount of its outstanding 6% convertible unsecured subordinated debentures due December 15, 2006 for up to $300 million principal amount of new 7% convertible unsecured subordinated debentures due December 15, 2013. The offer is subject to the terms and conditions set forth in an offer document and related circular mailed to debenture holders on October 28, 2003. The 7% debentures will be convertible at the holder's option into restricted voting shares at a price of $7.00 per restricted voting share. They will not be redeemable by Sherritt prior to December 15, 2006 and will only be redeemable by Sherritt between December 16, 2006 and December 15, 2008 if certain share price trading levels are achieved. Sherritt believes that the current macroeconomic environment offers favourable prospects for growth for each of its principal businesses. This exchange offer, if fully subscribed, will provide significant capital and financial flexibility to allow Sherritt to pursue a greater number of such opportunities.

Subsequent to the end of the third quarter, the thermal coal operations acquired from Fording were transferred from Sherritt Coal Partnership II to a wholly-owned subsidiary of Luscar Energy Partnership, both of which are owned jointly, directly or indirectly, by Sherritt and Ontario Teachers' Pension Plan Board (Teachers'). The transfer was effected at fair market value, in accordance with the requirements of Luscar Coal Ltd.'s outstanding notes, and involved a distribution to Sherritt and Teachers' of approximately 3 million units of Fording Canadian Coal Trust and $70 million in cash. The remaining portion of the transfer was effected by an equity investment by Sherritt and Teachers' in Luscar Energy Partnership. For accounting purposes, the transfer will be recorded at book value due to the related party nature of the transaction. For tax purposes, the transfer will result in a $115 million capital gain to Sherritt in the fourth quarter. This capital gain is fully sheltered by accumulated tax losses such that cash taxes will not be payable. Certain working capital and other closing adjustments in respect of the original transactions with Fording have not yet been finalized. If necessary, further adjustments will be made upon resolution.

During the third quarter, Sherritt disposed of its 2 million directly held Fording Canadian Coal Trust units acquired as part of the acquisition of the thermal coal operations, for proceeds of $59.2 million, which was approximately equivalent to their book value. As at September 30, 2003, Sherritt directly holds 1.6 million Fording Canadian Coal Trust units, with a market value of approximately $47 million.

CONSOLIDATED OPERATING RESULTS

THIRD QUARTER 2003 RESULTS

Consolidated revenue was $186.4 million for the quarter compared with $207.7 million for the same period in 2002. Revenue from Coal decreased by $18.4 million, as the disposal of the metallurgical coal operations more than offset the increase in revenue from new thermal coal operations. Oil revenue decreased by $13.6 million due mainly to lower net sales volumes. Results for 2002 included revenue of $4.6 million from soybean-based food processing which is now equity-accounted and revenue of $4.2 million from the telecommunications business which was accounted for on an equity basis prior to its sale in the third quarter. Partly offsetting these decreases were increases in Metals revenue of $10.5 million due mainly to higher nickel and cobalt prices and the inclusion of revenue of $9.1 million from the Power business.

Operating, selling, general and administrative costs were $108.5 million for the third quarter of 2003 compared with $124.0 million for the same period in 2002. Coal costs decreased by $21.2 million mainly due to the disposal of metallurgical coal operations partly offset by the addition of new thermal coal operations. Costs recorded in 2002 for soybean-based food processing and telecommunications were $6.9 million. These decreases were offset in part by increased Metals costs of $3.9 million primarily due to higher energy, raw material and maintenance costs and a write-off of $3.6 million in respect of expansion feasibility studies and additional costs of $3.1 million with the consolidation of the Power business.

Depletion and amortization expense of $40.2 million for the quarter was largely unchanged from $40.9 million for the same period in 2002.

Earnings before taxes for the third quarter of 2002 included a write-down of our Anaconda Nickel investment of $37.0 million.

Income tax expense for the third quarter was $10.5 million. Foreign exchange translation losses in U.S. dollar denominated businesses of $4.3 million in the third quarter of 2003 were not tax-effected. After adjusting for this item, the effective tax rate for the quarter was 30% compared to 20% in the same period last year, excluding the write-down of investment. The increase is mainly attributable to increased Cuban income taxes on the Oil and Gas business following recovery of cost pools in all producing blocks.

Cash, short-term investments and restricted cash totaled $244.2 million at September 30, 2003, an increase of $92.0 million during the quarter due mainly to cash generated from operations and the sale of the Fording Canadian Coal Trust units offset by repayment of short-term debt.

Cash provided by operating activities was $66.1 million for the third quarter of 2003, a decrease of $1.8 million from the same period in 2002. The decrease was due to lower net oil sales volumes partly offset by a decrease in non-cash working capital in the third quarter of 2003. This decrease in non-cash working capital is principally attributable to decreases in accounts receivable at each of Coal, Metals, Oil and Gas and Corporate, partly offset by an increase in accounts receivable at Power and an increase in inventory at Metals.

Capital expenditures were $13.9 million during the quarter compared to $37.2 million for the same period in 2002. This decrease mainly reflects the temporary reduction in drilling activity at Oil and Gas.

Other investing activities, excluding capital expenditures, resulted in a net cash increase of $72.4 million primarily related to the sale of Fording Canadian Coal Trust units, which were owned directly by Sherritt.

Cash used for financing activities of $35.4 million was primarily for repayment of short-term debt.

NINE-MONTH 2003 RESULTS

Consolidated revenue was $615.1 million for the first nine months of 2003 compared with $609.5 million for the same period in 2002. Year-to-date Metals revenue was $28.8 million higher than the prior year period due mainly to higher realized nickel and cobalt prices. Oil and Gas revenue for the period was $10.3 million higher than the same period in 2002 due to higher realized prices. The Power business contributed $17.6 million to revenue for the six months since its consolidation by Sherritt. Partly offsetting these revenue increases was a $42.3 million decline in revenue from the Coal business due to the loss of the Highvale mine contract for the first two months of 2003 and the reduction in revenue due to the disposal of the metallurgical coal operations, partly offset by the increase in revenue from new thermal coal operations. Results for 2003 included revenue from the soybean-based food processing and telecommunications businesses up to June 30, 2003 while 2002 results included revenue from these businesses for nine months, resulting in a decrease in revenue of $8.8 million.

Operating, selling, general and administrative costs of $390.0 million for the first nine months of 2003 were relatively unchanged over the same period in 2002. A decrease in Coal costs of $33.7 million reflects the loss of the Highvale mine contract for two months and the disposal of metallurgical coal operations, offset in part by the addition of new thermal coal operations, severance costs and inventory write-downs. Results for 2003 included costs from soybean-based food processing and telecommunications businesses up to June 30, 2003 while results from the same period last year included costs from these businesses for the full nine months, resulting in a difference of $7.5 million. Metals costs increased by $28.3 million, primarily due to higher energy, raw material and maintenance costs. Oil and Gas costs increased by $7.9 million due mainly to the addition of an oil treatment facility. The consolidation of the Power business, effective March 28, 2003, resulted in the inclusion of $4.6 million of costs for the period ended September 30, 2003.

Depletion and amortization expense was $120.6 million for the first nine months compared with $109.8 million for the same period in 2002, mainly as a result of reserve adjustments and higher gross working interest production in Oil and Gas.

Investment income during the first nine months of 2003 included $5.2 million of cash distributions made by the Fording Canadian Coal Trust ($1.99 per unit). Special distributions of an additional $1.50 per unit relating to a return of capital were recorded as a reduction in the investment cost.

Earnings before taxes for the first nine months of 2003 included a gain on disposal of metallurgical coal assets of $13.7 million and income on the redemption of a promissory note of $10.7 million. Earnings before taxes for the first nine months of 2002 included a $37 million write-down of investments.

Sherritt's effective tax rate for the first nine months of 2003 of 21% was positively impacted by Canadian federal government changes in resource sector taxation rates, offset by currency translation adjustments, which were not tax-effected. Excluding these items, the effective tax rate for the September 30, 2003 period was 27% compared with 19% in the prior year period. The increase results from the increase of Cuban income taxes on the Oil and Gas business following recovery of cost pools in all producing blocks. Sherritt continues to discuss the methodology for claiming profit reinvestment tax credits allowed under Cuban law with the Cuban tax authorities.

Cash provided by operating activities was $142.7 million in the first nine months of 2003 compared to $208.9 million in the same period of 2002. This decrease is due mainly to increases in non-cash working capital in the first nine months of the year, partly offset by slightly higher business unit earnings. The increase in non-cash working capital is mainly attributable to a $60.0 million increase in accounts receivable due largely to higher commodity prices for nickel and oil, higher U.S. dollar denominated receivables and the accrual of distributions receivable from the Fording Canadian Coal Trust. These amounts were partly offset by a decrease in coal inventories.

Capital expenditures for the first nine months of 2003 were $68.5 million, a $24.4 million decrease compared to the same period in 2002. This mainly reflects the lower third quarter spending at Oil and Gas and the lower capital requirements of the Coal business.

Other investing activities, excluding capital expenditures, resulted in a net cash outflow of $104.1 million and primarily comprised the purchase of Fording's thermal coal operations, the purchase and subsequent sale of the Fording Canadian Coal Trust units and the sale of the telecommunications business.

Cash provided by financing activities of $72.3 million was primarily related to the equity issue completed in May, partly offset by the payment of convertible debenture interest.

CONSOLIDATED FINANCIAL POSITION

Total assets at September 30, 2003 were $2.3 billion.

Net working capital, excluding cash and short-term investments, restricted cash, advances and loans receivable and future income taxes increased by $11.6 million to $212.9 million since December 31, 2002. This primarily reflects the consolidation of Sherritt Power, the disposal of metallurgical coal operations, the acquisition of thermal coal operations, the change to equity accounting of the soybean-based food processing business and the disposal of the telecommunications business. Increases in U.S. dollar denominated receivables since December 31, 2002 have been largely offset by the strength of the Canadian dollar.

Coal accounts receivable are mainly the result of sales to Canadian power utilities. Metals accounts receivable include receivables of finished metals sales to customers primarily located in Europe and Asia and receivables from fertilizer sales to customers in Canada. Oil and Gas and Power receivables include amounts due from Cuban government agencies and Corporate includes dividends and distributions due from affiliates and third parties. Oil and Gas sales to the Cuban government provide for payment for oil within 90 days to 180 days of invoicing, depending upon oil prices, with interest accruing on balances outstanding beyond 90 days. The accounts receivable balances in Oil and Gas and Power from Cuban government agencies include overdue amounts, bearing interest, that generally have not historically exceeded three months of average monthly revenues.

The Corporation manages its overall accounts receivable with the Cuban government agencies on a consolidated basis to ensure cash positive operation of each of its businesses, to provide for prudent growth and to provide for an orderly reduction of overdue balances. The Corporation has been one of the largest foreign investors in Cuba for over a decade and continues to have a co-operative and mutually beneficial relationship with the state. Management of accounts receivable risk with Cuban government agencies requires taking into account payments made to Cuban agencies for labour, taxes, royalties and other local services in Metals, Oil and Gas and Power; obtaining pledges of third party payments to the Cuban agencies as security for the receivables; and managing sustaining and growth capital appropriately.

Advances and loans receivable in current assets increased by $46.4 million over the year-end amount to $84.9 million mainly due to the addition of $54.1 million in respect of the current portion of recoverable project costs less $20.7 million in respect of a note receivable on the consolidation of Sherritt Power and the addition of $9.6 million for the current portion of a note receivable in respect of the sale of the telecommunications business.

Capital assets were $1,262.7 million at the end of September 2003 compared with $1,124.3 million at December 31, 2002. The $138.4 million increase mainly resulted from the inclusion of capital assets of Sherritt Power and the net increase in capital assets of the Coal business following the acquisition of the Fording assets offset in part by the deconsolidation of the soybean business and sale of the telecommunications business.

Investments were $105.9 million at September 30, 2003 compared with $99.5 million at the end of 2002. The increase in investments reflected the inclusion of the Fording Canadian Coal Trust units acquired in exchange for the metallurgical coal operations and the impact of the deconsolidation of the soybean investment, offset in part by the elimination of the Sherritt Power investment.

Other assets were $134.8 million at September 30, 2003 compared to $122.7 million at the end of 2002. The increase reflected the addition of the recoverable project costs in the Power business, intangible costs allocated in the Sherritt Power purchase price, the addition of the long-term portion of the note receivable in respect of the telecommunications business, the change to equity accounting of the soybean-based food processing business and the write-off of outdated feasibility studies in respect of Metals expansion opportunities.

Consolidated long-term debt of $321.3 million at September 30, 2003 increased by $66.1 million during the first nine months of 2003, primarily reflecting the $105 million of senior debentures assumed as part of the Sherritt Power acquisition and partly offset by the impact of the stronger Canadian dollar on the U.S. dollar denominated Luscar senior notes and the maturity of a promissory note.

OUTLOOK

The key factors affecting financial results for 2003 continue to be nickel, cobalt and oil prices and general economic activity. The London Metal Exchange settlement price for nickel has risen to over U.S.$5 per pound, the average Metal Bulletin 99.3% free market cobalt price is currently over U.S.$10 per pound, well above levels earlier this year, and oil prices are also relatively high. Sherritt expects these commodities to at least retain their third quarter levels in the fourth quarter.

Sherritt's share of coal production is expected to be approximately 5 million tonnes in the fourth quarter (18 million tonnes for the year), reflecting the acquisition of the thermal coal operations and the disposition of Sherritt's metallurgical coal operations in February. Luscar's restructuring and rationalization program, which is designed to exploit the similarities of each of its mining operations and enhance overall efficiencies, is expected to result in reduced operating costs, enhanced productivity and increased profitability and cash flow in the coming years. Sherritt's share of capital expenditures for the Coal business is expected to be approximately $16 million in 2003.

The Coal business continues to examine the feasibility of constructing several coal-based industrial steam generation facilities to replace natural gas-fired facilities at existing large industrial operations. The advancement of this opportunity is subject to completion of definitive commercial terms as well as detailed engineering and environmental impact assessments. The main benefit expected for the customers is substantial cost savings in switching from high-priced natural gas to the more stable-priced and substantially less expensive coal consumed in a modern and environmentally compliant facility.

Sherritt's fourth quarter share of mixed sulphide production is expected to be similar to the third quarter level, bringing expected mixed sulphide production to over 16,000 tonnes for the year. Finished nickel and cobalt production will be down slightly during the fourth quarter due to a planned maintenance turnaround at the Fort Saskatchewan refinery. Finished nickel sales volumes and finished cobalt sales volumes are anticipated to closely match production. Nickel prices are anticipated to remain strong for the remainder of 2003 as market fundamentals continue to be positive with limited availability of stainless steel scrap, strong stainless steel demand, and limited new nickel production. Limited global supply of high-grade cobalt and rising demand are expected to support the cobalt price for the remainder of the year. The benefits of the strong nickel and cobalt prices during the remainder of 2003 and into 2004 are expected to be partly offset by continued high energy and raw materials costs and a strong Canadian dollar. Capital expenditures for the Metals business are expected to be approximately $19 million in 2003.

Sherritt and its Cuban partner believe that the potential expansion of the existing Metals operation by approximately 50,000 tonnes of annual nickel and cobalt production represents the best nickel laterite expansion opportunity in the world today. The capital cost of such an expansion is estimated to be significantly less than the greenfield development of a nickel laterite ore deposit. Sherritt continues to explore this opportunity.

Net sales volumes of Oil and Gas are expected to be just over 20,000 barrels per day for the fourth quarter (21,600 barrels per day average for the year). The decrease reflects the delayed restart of drilling activity following the partial suspension of drilling in the second quarter. In the fourth quarter, Fuel Oil No. 6 prices are expected to remain strong and development drilling activity has returned to historic levels. Exploration expenditures have been deferred until the negotiations for the applicability of investment tax credits towards such expenditures on Sherritt operated blocks are finalized. Total capital expenditures for the year are expected to be $70 million.

Sherritt's share of electricity production in the fourth quarter is expected to be 0.3 million megawatt hours (1.2 million for the year). Capital expenditures by Power for the remainder of the year are anticipated to be minimal. Power continues to examine various opportunities to expand upon its experience in financing, constructing and operating power plants in Cuba.